Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Georgia-Pacific Corporation

at

$48.00 Net Per Share

by

Koch Forest Products, Inc.

an indirect wholly-owned subsidiary of

Koch Industries, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, DECEMBER 15, 2005, UNLESS THE OFFER IS EXTENDED.

The Offer is being made according to an Agreement and Plan of Merger, dated as of November 13, 2005 (the “Merger Agreement”), by and among Koch Industries, Inc., a Kansas corporation (“Koch Industries”), Koch Forest Products, Inc., a Georgia corporation and an indirect wholly-owned subsidiary of Koch Industries (the “Purchaser”), and Georgia-Pacific Corporation, a Georgia corporation (“Georgia-Pacific”).

The board of directors of Georgia-Pacific has unanimously determined that the Offer and the Merger (each as defined herein) are fair to and in the best interests of Georgia-Pacific and its shareholders, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, and recommended that holders of Shares accept the Offer and tender their Shares in the Offer.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer a number of Shares that, together with any Shares then owned by Koch Industries and its subsidiaries, in the aggregate, represent at least a majority of the Shares outstanding on a fully diluted basis and no less than a majority of the voting power of the outstanding shares of capital stock of Georgia-Pacific entitled to vote in the election of directors or upon the approval of the Merger Agreement, in each case on a fully diluted basis (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the European Commission having issued a decision pursuant to Article 6(1)(a) or Article 6(1)(b) of Council Regulation EC No 139/2004 (the “EC Merger Regulation”) declaring the transactions contemplated by the Merger Agreement to be compatible with the Common Market (or compatibility being deemed under Article 10(6) of the EC Merger Regulation) and (iii) any applicable waiting period having expired or terminated, or any required approvals having been obtained, under the competition laws of Canada and Turkey. See Section 14—“Certain Conditions of the Offer.”

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. Shareholders also may contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Dealer Manager for the Offer is:

November 17, 2005

IMPORTANT

Shareholders desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the shareholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to the Depositary; and

•	transfer the Shares through book-entry transfer into the account of Mellon Investor Services LLC, the Depositary for the Offer.

3.	For Shares that are registered in the shareholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering shareholder.

i

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $.80 per share, of Georgia-Pacific Corporation

Price Offered Per Share:	$48.00 net to you in cash, without interest

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Thursday, December 15, 2005, unless extended

The Purchaser:	Koch Forest Products, Inc.

Georgia-Pacific Board Recommendation:	Georgia-Pacific’s board of directors has unanimously recommended that you accept the Offer and tender your Shares

The following are some of the questions you, as a shareholder of Georgia-Pacific, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to the Purchaser.

Who is offering to buy my Shares?

Our name is Koch Forest Products, Inc. We are a Georgia corporation and an indirect wholly-owned subsidiary of Koch Industries. We were formed for the purpose of acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Koch Industries and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $.80 per share, of Georgia-Pacific. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $48.00, net to you in cash without interest thereon, for each Share tendered and accepted for payment in the Offer.

What does the board of directors of Georgia-Pacific think of the Offer?

Georgia-Pacific’s board of directors has unanimously recommended that you accept the Offer and tender your Shares. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

What is the market value of my Shares as of a recent date?

On November 11, 2005, the last trading day before we announced the execution of the Merger Agreement, the closing price of Georgia-Pacific’s common stock reported on the New York Stock Exchange was $34.65 per Share. On November 16, 2005, the last full day before commencement of the Offer, the closing price of Georgia-Pacific’s common stock on the New York Stock Exchange was $47.07 per share. We advise you to obtain a recent quotation for Georgia-Pacific’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We have arranged for sufficient funds, including the receipt of funds from Koch Industries, to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the completion of the Offer. The Offer is not subject to any financing condition. See Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. We have arranged for sufficient funds, including the receipt of funds from Koch Industries, to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the completion of the Offer. See Section 10—“Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you will have until 12:00 midnight, New York City time, on Thursday, December 15, 2005, to tender your Shares in the Offer. If you cannot deliver everything that is required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If, at any scheduled expiration of the Offer, all of the conditions to the Offer have not been satisfied or waived, we are in some circumstances permitted to extend the Offer, and in some circumstances are required to extend the Offer. We have summarized below the circumstances under which the Offer may be extended. See Section 1—“Terms of the Offer” for additional information about our ability and obligations to extend the Offer.

Subject to the terms of the Merger Agreement, we may extend the Offer from time to time to a date that is no later than:

•	March 31, 2006, if at any scheduled expiration of the Offer the conditions to the Offer have not been satisfied or waived; or

•	September 14, 2006, if at any scheduled expiration of the Offer on or after March 31, 2006 the conditions to the Offer (other than the Minimum Condition and the conditions related to certain required U.S. and foreign antitrust approvals) have been satisfied or are reasonably capable of being satisfied.

In addition, subject to the terms of the Merger Agreement, if certain of the conditions to the Offer are not satisfied at any scheduled expiration of the Offer, we may extend the Offer from time to time to a date after March 31, 2006 that is no later than the third business day following:

•	the date Koch Industries’ rights to negotiate with Georgia-Pacific expire after receiving notice that Georgia-Pacific’s board of directors has received a superior proposal and is prepared to enter into a definitive agreement with respect to the superior proposal or recommend the superior proposal to Georgia-Pacific’s shareholders;

•	the 15th business day after Georgia-Pacific has notified us that it intends to furnish information to, or participate in discussions or negotiations with, a third party that has made an alternative acquisition proposal; or

•	the 20th business day following the date on which Georgia-Pacific notifies us that we or Koch Industries have breached the Merger Agreement, which breach has had or is reasonably likely to have a material adverse effect on our or Koch Industries’ ability to complete the Offer or the Merger.

Subject to the terms of the Merger Agreement, if Georgia-Pacific has notified us that it intends to furnish information to, or participate in negotiations with, a third party that has made an alternative acquisition proposal, then Georgia-Pacific may require us, on one occasion only, to extend the Offer to a date that ensures that the Offer does not expire until 15 business days from the date Georgia-Pacific delivered such notice. In addition, if Georgia-Pacific has previously requested an extension of the Offer as described in the preceding sentence on or before December 12, 2005, and, during the four-business-day period ending on and including the 15th business day from the date Georgia-Pacific delivered the notice described in the preceding sentence, Georgia-Pacific notifies us that it intends to furnish information to, or participate in negotiations with, another third party regarding another acquisition proposal, then Georgia-Pacific may require us to extend the Offer for up to an additional five business days after Georgia-Pacific delivered the second notice.

Subject to the terms of the Merger Agreement, Georgia-Pacific may also require us to extend the Offer from time to time for periods not to exceed five business days on any one occasion to a date no later than March 31, 2006 if, at the then scheduled expiration of the Offer:

•	the Minimum Condition is not satisfied;

•	Georgia-Pacific has not previously notified us that it intends to furnish information to, or participate in negotiations with, a third party that has made an alternative acquisition proposal; and

•	the conditions to the Offer other than the Minimum Condition have been satisfied or are reasonably capable of being satisfied, on or before March 31, 2006.

Subject to the terms of the Merger Agreement, Georgia-Pacific may also require us to extend the Offer from time to time to a date that is no later than:

•	March 31, 2006, if the conditions to the Offer (other than the Minimum Condition and the conditions related to certain required U.S. and foreign antitrust approvals and other regulatory matters) have been satisfied or are reasonably capable of being satisfied; or

•	September 14, 2006, if at any scheduled expiration of the Offer on or after March 31, 2006, the conditions to the Offer (other than the Minimum Condition and the conditions related to certain required U.S. and foreign antitrust approvals) have been satisfied or are reasonably capable of being satisfied.

If, as a result of certain breaches of the Merger Agreement by Georgia-Pacific or other specified occurrences, such as events that would reasonably by expected to have a material adverse effect on Georgia-Pacific, we would have the right to terminate the Merger Agreement upon the expiration of the 20-business-day cure period specified therein for such breaches or occurrences, Georgia-Pacific may require us to extend the Offer for such period or periods as we shall determine to a date that is the later of:

•	the 20th business day after Georgia-Pacific receives notice of the event(s) giving rise to our right to terminate the Merger Agreement; and

•	the third business day following the date on which all matters giving rise to such event(s) have been cured or waived such that all the conditions to the Offer are then satisfied or waived.

Under the Merger Agreement, we may, in our reasonable discretion and without Georgia-Pacific’s consent:

•	increase the Offer Price and extend the Offer to the extent required by applicable law in connection with such price increase; and

•	subject to prior consultation with Georgia-Pacific, extend the Offer to the extent otherwise required by applicable law.

If, at any expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, we will accept for payment and promptly purchase Shares tendered and not properly withdrawn in the Offer. If after such acceptance for payment we have not acquired at least 90% of the issued and outstanding Shares on a fully-diluted basis, we are also required under the Merger Agreement to provide a “subsequent offering period” of not less than three business days and not more than 10 business days, if necessary, to purchase the number of shares required to effect a “short form” merger under Georgia law. During this subsequent offering period, you would be permitted to tender, but not withdraw, your Shares and receive $48.00 per Share, net to you in cash, without interest. See Section 1—“Terms of the Offer.”

How will I be notified if the Offer is extended or a subsequent offering period is provided?

If we extend the Offer or provide a subsequent offering period, we will inform Mellon Investor Services LLC, the depositary for the Offer, and notify shareholders of Georgia-Pacific by making a public announcement of the extension, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not properly withdrawn, before the expiration of the Offer, a number of Shares that, when counted together with Shares owned by Koch Industries and its subsidiaries, in the aggregate, represents (i) at least a majority of the Shares outstanding on a fully diluted basis, and (ii) not less than a majority of the voting power of the outstanding shares of capital stock of Georgia-Pacific entitled to vote in the election of directors or upon the approval of the Merger Agreement, in each case on a fully diluted basis. We refer to this condition as the “Minimum Condition”.

In addition to the Minimum Condition, we are not obligated to purchase any Shares that are validly tendered in the Offer unless:

•	any applicable waiting period under the HSR Act has expired or terminated;

•	the European Commission has issued a decision under the EC Merger Regulation declaring that the transactions contemplated by the Merger Agreement are compatible with the Common Market, or compatibility is deemed under the EC Merger Regulation;

•	any applicable waiting periods have expired or terminated, or any required approvals are obtained, under the competition laws of Canada and Turkey;

•	there are no lawsuits, actions or proceedings pending by or on behalf of governmental entities seeking to restrain, prohibit or impose material limitations on the Offer or the Merger, that would otherwise impose material limitations on the ownership or operation of Georgia-Pacific’s business or assets, or that seek in connection with the Offer or the Merger, and are reasonably likely to result in, material damages;

•	no facts, changes, events, developments or circumstances have occurred or become known which have had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Georgia-Pacific; and

•	the Merger Agreement has not been terminated in accordance with its terms.

The Offer is also subject to a number of other conditions. See Section 14—“Certain Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to Mellon Investor Services LLC, the depositary for the Offer, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the depositary. If you cannot deliver a required item to the depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the depositary within three trading days. However, the depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to Mellon Investor Services LLC, the depositary for the Offer, while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, then you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by January 15, 2006, you may withdraw them at any time after such time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

If the Offer is consummated, will Georgia-Pacific continue as a public company?

After completion of the Merger, Koch Forest Products Holding, LLC, an indirect wholly-owned subsidiary of Koch Industries, will own all of the outstanding capital stock of Georgia-Pacific, and Georgia-Pacific’s stock will no longer be publicly owned. Before the Merger, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly-held Shares that the Shares may no longer be eligible to be traded through the New York Stock Exchange, in which event there may not be a public trading market for the Shares. In addition, although reporting obligations associated with certain of Georgia-Pacific’s debt instruments may require Georgia-Pacific to file periodic and other reports with the SEC, Georgia-Pacific may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly-held companies. In addition, after completion of the Offer, Georgia-Pacific will be eligible to, and we expect it will, elect “controlled company” status for purposes of the applicable rules of the New York Stock Exchange, which means that Georgia-Pacific would be exempt from the requirement that Georgia-Pacific’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Management Development and Compensation Committee and the Executive and Governance Committee of Georgia-Pacific’s board of directors. The controlled company exemption does not modify the independence requirements for Georgia-Pacific’s Audit Committee. See Section 7—“Effect of the Offer on the Market for the Shares; NYSE Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If we accept for payment and pay for Shares in the Offer, we are obligated to merge with and into Georgia-Pacific, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and Georgia-Pacific’s articles of incorporation and bylaws, and a vote of Georgia-Pacific’s shareholders, if such vote is required. Georgia-Pacific will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Koch Forest Products Holding, LLC, which is an indirect wholly-owned subsidiary of Koch Industries. In the Merger, Georgia-Pacific shareholders who did not tender their Shares will receive $48.00 per share in cash (or any higher price per Share that is paid in the Offer) in exchange for their Shares without any interest thereon. If we acquire at least 90% of the issued and outstanding Shares in the Offer, including in any “subsequent offering period,” or, after completion of the Offer, upon exercise of the top-up option or through other means, such as open market purchases, we may be able to effect the Merger without convening a meeting of Georgia-Pacific shareholders. There are no dissenters’ rights available in connection with the Offer, but shareholders who have not sold their Shares in the Offer will have dissenters’ rights with respect to the Merger under the applicable provisions of the Georgia Business Corporation Code, if those rights are perfected. See the “Introduction” to this Offer to Purchase.

What is the “top-up” option and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the issued and outstanding Shares in the Offer, we have the option, subject to limitations, to purchase from Georgia-Pacific a number of additional Shares sufficient to cause us to own at least 90% of the Shares then outstanding, on a fully diluted basis, at a price per Share equal to the price per Share paid in the Offer. We refer to this option as the “top-up option”. We expect to exercise the top-up option, subject to the limitations set forth in the Merger Agreement, only if we acquire more than 88% but less than 90% of the issued and outstanding Shares in the Offer.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you exercise dissenters’ rights under Georgia law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the only difference to you between tendering your Shares in the Offer and not tendering your Shares is that you will be paid earlier if you tender your Shares and you will not have dissenters’ rights under Georgia law. If the Merger does not close immediately after the Offer closes, the number of shareholders and number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. In addition, if as a result of the purchase of Shares in the Offer, the

Shares no longer meet the guidelines for continued listing on the NYSE, the Shares may be delisted from the NYSE. In addition, although reporting obligations associated with certain of Georgia-Pacific’s debt instruments may require Georgia-Pacific to file periodic and other reports with the SEC, Georgia-Pacific may also cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly-held companies.

After completion of the Offer, Georgia-Pacific will be eligible to, and we expect will, elect “controlled company” status for purposes of the applicable rules of the New York Stock Exchange, which means that Georgia-Pacific would be exempt from the requirement that Georgia-Pacific’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Management Development and Compensation Committee and the Executive and Governance Committee of Georgia-Pacific’s board of directors. The controlled company exemption does not modify the independence requirements for Georgia-Pacific’s Audit Committee. See the “Introduction” to this Offer to Purchase and Section 7—“Effect of the Offer on the Market for Shares; NYSE Listing and Controlled Company Status; Exchange Act Registration; Margin Regulation.”

Who can I talk to if I have questions about the Offer?

You may call Georgeson Shareholder Communications Inc., the information agent for the Offer, at (888) 867-6856 (toll free) or Citigroup Global Markets Inc., the dealer manager for the Offer, at (800) 956-2133 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our information agent or dealer manager.

To the Holders of Common Stock of Georgia-Pacific:

INTRODUCTION

Koch Forest Products, Inc., a Georgia corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Koch Industries”), is making an offer to purchase all issued and outstanding shares of common stock, par value $.80 per share (the “Shares” and each share thereof, a “Share”), of Georgia-Pacific Corporation, a Georgia corporation (“Georgia-Pacific”), at a price of $48.00 per Share, net to the seller in cash, without interest thereon (such price, or any higher price per Share as may be paid in the Offer is referred to as the “Offer Price”) upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made according to an Agreement and Plan of Merger, dated as of November 13, 2005 (the “Merger Agreement”), by and among Koch Industries, the Purchaser and Georgia-Pacific. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below) including, if required, a vote of Georgia-Pacific’s shareholders, the Purchaser will be merged with and into Georgia-Pacific with Georgia-Pacific surviving the Merger as an indirect wholly-owned subsidiary of Koch Industries (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Koch Industries or its direct or indirect wholly-owned subsidiaries, Georgia-Pacific or its shareholders who are entitled to and properly exercise dissenters’ rights under Georgia law) will be converted into the right to receive the Offer Price in cash, without interest thereon.

The board of directors of Georgia-Pacific has unanimously determined that the Offer and the Merger are fair to and in the best interests of Georgia-Pacific and its shareholders, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, and recommended that holders of Shares accept the Offer and tender their Shares in the Offer.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer a number of Shares that, together with any Shares then owned by Koch Industries and its subsidiaries, in the aggregate, represents at least a majority of the Shares outstanding on a fully diluted basis and no less than a majority of the voting power of the outstanding shares of capital stock of Georgia-Pacific entitled to vote in the election of directors or upon the approval of the Merger Agreement, in each case on a fully diluted basis, (ii) the expiration or termination of any applicable waiting period under the HSR Act (the “HSR Condition”), (iii) the European Commission having issued a decision pursuant to the EC Merger Regulation declaring the transactions contemplated by the Merger Agreement to be compatible with the Common Market (or compatibility being deemed under Article 10(6) of the EC Merger Regulation) (the “EC Condition”), (iv) the expiration or termination of the applicable waiting periods (or, in certain cases, receipt of affirmative approvals) under the competition laws of Canada and Turkey as set forth in Section 14—“Certain Conditions of the Offer” and Section 15—“Certain Legal Matters—Antitrust Matters,” (v) the representations and warranties of Georgia-Pacific in the Merger Agreement being true and correct except as would not have a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Confidentiality Agreement”) (or, in some cases, in all material respects) as of the date of the Merger Agreement and the Expiration Date (as defined below), (vi) Georgia-Pacific not having breached or failed to perform or to comply with its agreements or covenants in the Merger Agreement in all material respects or, with respect to breaches or failures to perform or comply with certain agreements or covenants, if such breaches or failures have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (vii) there being no facts, changes, events, developments or circumstances that have occurred, arisen or come into existence or become known to us, Koch Industries or Georgia-Pacific, which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (viii) satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14—“Certain Conditions of the Offer.”

Georgia-Pacific has informed the Purchaser that, as of November 5, 2005, (i) 260,337,551 Shares were issued and outstanding, (ii) 49,819,401 Shares were reserved for issuance under Georgia-Pacific incentive plans, of which 13,372,390 shares were subject to outstanding options, stock appreciation rights, performance awards, deferred stock and restricted stock, and (iii) 51 Shares were issued and held in the treasury. If the Minimum Condition is satisfied and the Purchaser accepts for payment, and pays for, the Shares tendered in the Offer, the Purchaser will be able to designate a majority of Georgia-Pacific’s board of directors and effect the Merger without the affirmative vote of any other shareholder. See Section 12—“Purpose of the Offer; Plans for Georgia-Pacific; Other Matters” and Section 13—“The Merger Agreement; Confidentiality Agreement.”

Goldman, Sachs & Co. (“Goldman Sachs”), financial advisor to Georgia-Pacific, delivered its opinion to Georgia-Pacific’s board of directors that, as of November 13, 2005 and based upon and subject to the factors and assumptions set forth therein, the $48.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated November 13, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule I to Georgia-Pacific’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to shareholders of Georgia-Pacific with this Offer to Purchase. Goldman Sachs provided its opinion for the information and assistance of Georgia-Pacific’s board of directors in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. Pursuant to an engagement letter between Georgia-Pacific and Goldman Sachs, Georgia-Pacific has agreed to pay Goldman Sachs a transaction fee, all of which is payable upon consummation of the Offer.

Completion of the Merger is subject to a number of conditions, including the approval of the Merger Agreement by the holders of a majority of the outstanding Shares, if required by applicable law to complete the Merger. If the Purchaser acquires at least 90% of the issued and outstanding Shares in the Offer, including in any “subsequent offering period,” or after completion of the Offer, the Purchaser is required to merge with and into Georgia-Pacific under the “short-form” merger provisions of the Georgia Business Corporation Code (the “GBCC”) without prior notice to, or any action by, any other shareholder of Georgia-Pacific. See Section 12—“Purpose of the Offer; Plans for Georgia-Pacific; Other Matters.” According to the Merger Agreement, if we do not acquire at least 90% of the issued and outstanding Shares in the Offer, we have the option (subject to certain limitations) to purchase from Georgia-Pacific a number of additional Shares sufficient to cause us to own at least 90% of the Shares then outstanding, on a fully diluted basis, at a price per Share equal to the Offer Price (such option, the “Top-Up Option”). We expect to exercise the Top-Up Option if we acquire more than 88% but less than 90% of the issued and outstanding Shares in the Offer. We could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if we acquire at least 90% of the issued and outstanding Shares, we will effect a “short-form” merger. Shareholders who have not sold their Shares in the Offer will have certain dissenters’ rights with respect to the Merger under the applicable provisions of the GBCC, if those rights are perfected. See Section 12—“Purpose of the Offer; Plans for Georgia-Pacific; Other Matters.” The Merger Agreement is described in Section 13—“The Merger Agreement; Confidentiality Agreement.”

Certain U.S. federal tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—“Certain U.S. Federal Income Tax Consequences.”

Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Mellon Investor Services LLC, which is acting as the depositary for the Offer (the “Depositary”), Georgeson Shareholder Communications Inc., which is acting as the information agent for the Offer (the “Information Agent”), and Citigroup Global Markets Inc., which is acting as the dealer manager for the Offer (the “Dealer Manager”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.    Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $48.00 per Share, net to the seller in cash, without interest thereon, for all Shares validly tendered before the Expiration Date and not theretofore properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, December 15, 2005, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser is permitted in some circumstances to extend the Offer, and in some circumstances is required by the Merger Agreement to extend the Offer, by giving oral or written notice of such extension to the Depositary.

The Merger Agreement provides that, if all of the conditions to the Offer have not been satisfied or waived on any Expiration Date, we may extend the Offer from time to time for periods not to exceed 10 business days on any one occasion to a date that is no later than:

•	March 31, 2006; or

•	a date after March 31, 2006 that is no later than the third business day following the latest of:

•	the expiration of the Superior Proposal Negotiation Period (as defined below under Section 13—“The Merger Agreement; Confidentiality Agreement—Merger Agreement—Termination Fees”);

•	the Recommendation Deadline (as defined below under Section 13—“The Merger Agreement; Confidentiality Agreement—Merger Agreement—The Offer”); and

•	the 20th business day following the date on which Georgia-Pacific notifies us that there has been a breach by us or Koch Industries of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon our or Koch Industries’ ability to complete the Offer or the Merger;

in each case (except as described in the immediately preceding sub-bullet point), so long as the failure of the Offer to be completed is not a result of our or Koch Industries’ failure to comply in any material respect with our or Koch Industries’ respective obligations under the Merger Agreement.

Under the Merger Agreement, we may, in our reasonable discretion and without Georgia-Pacific’s consent:

•	increase the Offer Price and extend the Offer to the extent required by applicable law in connection with such price increase; and

•	subject to prior consultation with Georgia-Pacific, extend the Offer to the extent otherwise required by applicable law.

Subject to the terms of the Merger Agreement, at any Expiration Date on or after March 31, 2006, we may extend the Offer from time to time to a date that is no later than September 14, 2006:

•	for periods not to exceed 10 business days on any one occasion, if the Antitrust Conditions (as defined in Section 14—“Certain Conditions of the Offer”) have not been satisfied or waived; or

•	for a period not to exceed three business days if Antitrust Conditions are satisfied or waived after the third business day preceding the then scheduled Expiration Date;

provided, that:

•	all of the other conditions to the Offer (other than the Minimum Condition):

•	have been satisfied or are reasonably capable of being satisfied; or

•	have not been satisfied, or are not reasonably capable of being satisfied, because of:

•	a breach of the Merger Agreement by Georgia-Pacific; or

•	the failure of the condition to the Offer that, after the date of the Merger Agreement, no facts, changes, events, developments or circumstances have occurred, arisen or come into existence or become known to us or Georgia-Pacific, which have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below in Section 13—“The Merger Agreement; Confidentiality Agreement—Merger Agreement—Representations and Warranties”); and

•	the failure of the Antitrust Conditions to be satisfied is not a result of a breach of our or Koch Industries’ obligations under the Merger Agreement.

If, at any Expiration Date, any of the following events has occurred and is continuing:

•	the representations and warranties of Georgia-Pacific contained in the Merger Agreement related to its capitalization, due authorization of the transaction, board approvals, the absence of a Company Material Adverse Effect and state takeover statutes are not true in all material respects as of the date of the Merger Agreement and the then scheduled Expiration Date, except that representations and warranties that relate to a specific date or time need only be true and correct in all material respects as of such date or time;

•	except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any of the other representations and warranties of Georgia-Pacific contained in the Merger Agreement are not true and correct (without giving effect to any references to Company Material Adverse Effect in the representations and warranties) as of the date of the Merger Agreement and the then scheduled Expiration Date, except that representations and warranties that relate to a specific date or time need only be true and correct (without giving effect to any references to Company Material Adverse Effect in the representations and warranties) as of such date or time;

•	any facts, changes, events, developments or circumstances have occurred, arisen or come into existence or become known to us or Georgia-Pacific, which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	Georgia-Pacific has breached or failed, in any material respect, to perform or to comply with its agreements or covenants contained in the Merger Agreement related to the operation of its business, cooperation and efforts to complete the Offer and the Merger, state takeover laws and Georgia-Pacific’s domestic reinvestment plan, and such breach or failure has not been cured; or

•	Georgia-Pacific has breached or failed to perform or comply with any of its other agreements or covenants in the Merger Agreement and such breaches or failures have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

then, subject to the terms of the Merger Agreement, at the request of Georgia-Pacific (which request may be made on one occasion only), we will extend the Offer for such period or periods as we shall determine to a date that is the later of:

•	the date on which Koch Industries would otherwise be entitled to terminate the Merger Agreement following a breach of Georgia-Pacific’s representations, warranties or covenants under the Merger Agreement or a Company Material Adverse Effect, which provides for a 20-business-day cure period after we give notice of the events giving rise to such termination right; and

•	the third business day following the date on which all matters giving rise to such termination right have been cured or waived so that all the conditions to the Offer are then satisfied or waived;

Subject to the terms of the Merger Agreement, at the request of Georgia-Pacific, we will extend the Offer from time to time for periods not to exceed five business days on any one occasion to a date no later than March 31, 2006 if, at any scheduled Expiration Date:

•	the Minimum Condition has not been satisfied;

•	Georgia-Pacific has not previously delivered a Notice of Acquisition Proposal (as defined below in Section 13—“The Merger Agreement; Confidentiality Agreement—Merger Agreement—No Solicitation; Unsolicited Proposals”);

•	the failure of the Minimum Condition to be satisfied is not the result of Georgia-Pacific having failed to comply in any material respect with its covenants and agreements under the Merger Agreement; and

•	the conditions to the Offer, other than the Minimum Condition, have been satisfied or are reasonably capable of being satisfied before March 31, 2006.

Subject to the terms of the Merger Agreement, if Georgia-Pacific has delivered a Notice of Acquisition Proposal, and Georgia-Pacific has requested an extension of the Offer in connection therewith (which request may be made on one occasion only), we will extend the Offer to a date that ensures that the Offer does not expire until 15 business days from the date Georgia-Pacific delivers the relevant Notice of Acquisition Proposal. In addition, if Georgia-Pacific has previously requested an extension of the Offer as described in the preceding sentence on or before December 12, 2005, and, during the four-business-day period ending on and including the 15th business day from the date Georgia-Pacific delivered the Notice of Acquisition Proposal, Georgia-Pacific notifies Koch Industries that it intends to furnish information to another third party that has made an Acquisition Proposal (as defined below in Section 13—“The Merger Agreement; Confidentiality Agreement—Merger Agreement—Change in Recommendation”), or participate in negotiations or discussions regarding an Acquisition Proposal, and Georgia-Pacific has requested an extension of the Offer in connection therewith, we will extend the Offer for up to an additional five business days after Georgia-Pacific delivers the second notice with respect to which Georgia-Pacific has requested an extension.

Subject to the terms of the Merger Agreement, at the request of Georgia-Pacific, we will extend the Offer from time to time to a date that is no later than March 31, 2006:

•	for periods not to exceed 10 business days on any one occasion if the Regulatory Conditions (as defined below in Section 14—“Certain Conditions of the Offer”) have not been satisfied; or

•	for a period not to exceed three business days if the Regulatory Conditions are satisfied after the third business day preceding the then scheduled Expiration Date;

provided, that all of the other conditions to the Offer (other than the Minimum Condition):

•	have been satisfied or are reasonably capable of being satisfied; or

•	have not been satisfied, or are not reasonably capable of being satisfied, as a result of our or Koch Industries’ breach of the Merger Agreement; and

the failure of the Regulatory Conditions to be satisfied is not a result of a breach by Georgia-Pacific of its obligations under the Merger Agreement.

Subject to the terms of the Merger Agreement, at any Expiration Date on or after March 31, 2006, at the request of Georgia-Pacific, we will extend the Offer from time to time to a date that is no later than September 14, 2006:

•	for periods not to exceed 10 business days on any one occasion if the Antitrust Conditions have not been satisfied; or

•	for a period not to exceed three business days if the Antitrust Conditions are satisfied after the third business day preceding the then scheduled Expiration Date;

provided, that all of the other conditions to the Offer (other than the Minimum Condition):

•	have been satisfied or are reasonably capable of being satisfied; or

•	have not been satisfied, or are not reasonably capable of being satisfied, as a result of Koch Industries or our breach of the Merger Agreement; and

the failure of the Antitrust Conditions to be satisfied is not a result of a breach by Georgia-Pacific of its obligations under the Merger Agreement.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

If, at any Expiration Date, all of the conditions to the Offer have been satisfied or waived, we will accept for payment and promptly purchase Shares tendered and not properly withdrawn in the Offer. If after such acceptance for payment we have not acquired at least 90% of the issued and outstanding Shares on a fully diluted basis, according to the Merger Agreement, we are required to provide a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act (a “Subsequent Offering Period”) of not less than three business days and not more than 10 business days, if necessary, to acquire a number of Shares in the Offer that, together with Shares then beneficially owned by Koch Industries or its subsidiaries, including the Purchaser, represent at least 90% of the issued and outstanding Shares on a fully diluted basis to enable us to effect a “short-form” merger under Georgia law. We will only provide a Subsequent Offering Period to the extent required under the Merger Agreement. The Subsequent Offering Period would be an additional period of time following the Expiration Date during which shareholders could tender Shares not tendered in the Offer and receive the Offer Price. During the Subsequent Offering Period, if any, we will immediately accept and promptly pay for Shares as they are tendered, and tendering shareholders will not have withdrawal rights. We cannot provide a Subsequent Offering Period unless we announce the results of the Offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period.

There is no financing condition to the Offer. The Offer is conditioned upon there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer that number of Shares that, together with any Shares then owned by Koch Industries and its subsidiaries, in the aggregate, represents at least a majority of the Shares outstanding on a fully diluted basis and no less than a majority of the voting power of the outstanding shares of capital stock of Georgia-Pacific entitled to vote in the election of directors or upon the approval of the Merger Agreement, in each case on a fully diluted basis. Under the Merger Agreement, the phrase “on a fully diluted basis” is defined to mean, as of the date of determination, (i) all Shares and other capital stock of Georgia-Pacific entitled to vote in the election of directors or upon the adoption of the Merger Agreement plus (ii) all Shares and other capital stock of Georgia-Pacific that may be required to be issued or delivered pursuant to Georgia-Pacific’s options, stock appreciation rights, performance awards, deferred stock, restricted stock and other equity-related interests, whether or not then vested or exercisable.

The Offer is also conditioned upon, among other things (i) the HSR Condition, (ii) the EC Condition, (iii) the Canadian Condition (as defined below in Section 14—“Certain Conditions of the Offer”), (iv) the Turkish Condition (as defined below in Section 14—“Certain Conditions of the Offer”),

(v) specified representations and warranties of Georgia-Pacific in the Merger Agreement being true and correct in all material respects and, with respect to other representations and warranties, except as would not have a Company Material Adverse Effect as of the date of the Merger Agreement and the Expiration Date, (vi) Georgia-Pacific not having breached or failed to perform or to comply with specified agreements or covenants in the Merger Agreement in all material respects or, with respect to breaches or failures to perform or comply with other agreements or covenants, if such breaches or failures have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (vii) there being no facts, changes, events, developments or circumstances that have occurred, arisen or come into existence or become known to us or Georgia-Pacific, which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (viii) satisfaction of certain other conditions as set forth in Section 14—“Certain Conditions of the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, waive any condition to the Offer or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the prior written consent of Georgia-Pacific, we may not:

•	decrease the Offer Price to be paid in the Offer;

•	waive the Minimum Condition, the HSR Condition or the EC Condition;

•	change the form of consideration payable in the Offer;

•	reduce the number of Shares sought in the Offer; or

•	impose conditions to the Offer other than the conditions described in Section 14—“Certain Conditions of the Offer.”

If by 12:00 midnight, New York City time, on Thursday, December 15, 2005 (or any other time or date subsequently set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC:

•	terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders;

•	waive any of the unsatisfied conditions of the Offer (except the Minimum Condition, the HSR Condition and the EC Condition), to the extent permitted by applicable law, and subject to complying with the applicable rules and regulations of the SEC applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•	subject to the limitations set forth above, extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	except as set forth above, amend the Offer.

If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” However, the ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service via Bizwire.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. We understand the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Georgia-Pacific has agreed to provide the Purchaser with Georgia-Pacific’s shareholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, commercial banks and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—“Terms of the Offer,” the Purchaser will accept for payment and will pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights” promptly after the Expiration Date. If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. See Section 1—“Terms of the Offer.” For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder for Shares tendered in the Offer will be the highest per share consideration paid to any other holder of Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, according to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 4—“Withdrawal Rights.” See Section 15—“Certain Legal Matters.”

The Purchaser reserves the right to assign to Koch Industries and/or one or more wholly-owned subsidiaries of Koch Industries any of its rights under the Merger Agreement, including the right to purchase Shares tendered in the Offer, but any transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.    Procedure for Tendering Shares

Valid Tender.    A shareholder must follow one of the following procedures to validly tender Shares in the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed,

with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the Subsequent Offering Period);

•	for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period); or

•	the tendering shareholder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery” before the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.    The Depositary will establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period), or the tendering shareholder must comply with the guaranteed delivery procedures described under “—Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility, in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary, to and received by the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any Subsequent Offering Period, the tendering shareholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.    If a shareholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the shareholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•	the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which the New York Stock Exchange (the “NYSE”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser.

Other Requirements.    Despite any other provision hereof, payment for Shares accepted for payment in the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share certificates (or a timely Book-Entry Confirmation), (ii) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making such payment.

Appointment as Proxy.    By executing the Letter of Transmittal (or a facsimile thereof) (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and Georgia-Pacific’s articles of incorporation and bylaws, any other annual, special or adjourned meeting of Georgia-Pacific’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Georgia-Pacific shareholders.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including without limitation the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Koch Industries, the Depositary, the Information Agent, the Dealer Manager, Georgia-Pacific or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding.    To avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. Holder should complete and return the Substitute Form W-9 included in the Letter of Transmittal. Tendering non-U.S. Holders should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. Holder” and “non-U.S. Holder” and a more detailed discussion of backup withholding, see Section 5—“Certain U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement.    The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.    Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser in the Offer, may also be withdrawn at any time after January 15, 2006.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered properly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Koch Industries, the Depositary, the Information Agent, the Dealer Manager, Georgia-Pacific or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.    Certain U.S. Federal Income Tax Consequences

The following discussion describes certain U.S. federal income tax consequences expected to result to the holders of Shares whose Shares are sold in the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including U.S. expatriates, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequence to holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under Georgia law.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a U.S. holder is any beneficial owner of Shares who is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is any beneficial owner of Shares who is not a U.S. holder or a partnership for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement taxed as a partnership) holds Shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their own tax advisors regarding the tax consequences of the Offer and the Merger.

U.S. Holders

Effect of the Offer and the Merger.    The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.    Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger.    A non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met; or

•	the gain is effectively connected with the holder’s conduct of a trade or business in the United States, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States.

Gain described in the first bullet point generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a resident of the United States. Non-U.S. Holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non-U.S. Holders are urged to consult any applicable tax treaties that may provide for different rules.

A non-U.S. Holder should be aware that any gain realized upon the disposition of Shares in the Offer or the Merger also may be subject to U.S. federal income tax if, for such purposes, the Shares constitute a U.S. real property interest because Georgia-Pacific was a U.S. real property holding corporation (a “USRPHC”) during the relevant statutory period. In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. There can be no assurance that Georgia-Pacific does not currently constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), in the event Georgia-Pacific constitutes a USRPHC, the Shares will be treated as U.S. real property interests only with respect to a non-U.S. Holder that owns (actually or constructively) more than five percent of the Shares. Non-U.S. Holders owning (actually or constructively) more than five percent of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger.

Information Reporting and Backup Withholding.    Payments made to non-U.S. Holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. Holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.    Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on the NYSE under the symbol “GP”. The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NYSE based on published financial sources.

	High	Low
Fiscal Year Ended January 3, 2004
First Quarter	$18.20	$12.77
Second Quarter	$20.95	$13.56
Third Quarter	$25.96	$18.40
Fourth Quarter	$31.11	$23.17
Fiscal Year Ended January 1, 2005
First Quarter	$34.85	$26.60
Second Quarter	$38.60	$31.25
Third Quarter	$36.84	$31.39
Fourth Quarter	$38.45	$31.61
Fiscal Year Ending January 1, 2006
First Quarter	$37.89	$31.72
Second Quarter	$36.51	$31.04
Third Quarter	$35.18	$30.69
Fourth Quarter (through November 11, 2005)	$35.24	$30.35

On November 11, 2005, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on the NYSE was $34.65 per share. On November 16, 2005, the last full trading day before the commencement of the Offer, the closing price reported on the NYSE was $47.07 per share. Shareholders are urged to obtain a current market quotation for the Shares.

Georgia-Pacific has declared and paid a quarterly cash dividend of $0.125 per Share in each quarter for the fiscal years ended January 1, 2004 and 2005 and a quarterly cash dividend of $0.175 per Share in each quarter thus far in the fiscal year ending January 1, 2006. The Merger Agreement provides that, without Koch Industries’ written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the completion of the Offer, Georgia-Pacific may not declare, set aside or pay any dividend or other distribution in respect of the Shares except for regular quarterly cash dividends not in excess of $0.175 per Share. Georgia-Pacific has advised us that it intends to continue to declare and pay quarterly cash dividends before completion of the Offer. Georgia-Pacific is not expected to declare or pay cash dividends after completion of the Offer, except that any regular quarterly cash dividend that has been declared but not yet paid before completion of the Offer will be paid after completion of the Offer.

7.	Effect of the Offer on the Market for the Shares; NYSE Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

Market for the Shares.    The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public.

NYSE Listing and Controlled Company Status.    Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the standards set forth in the NYSE’s published guidelines for continued listing on the NYSE. According to the published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, there were fewer than 400 holders, there were fewer than 1,200 holders and the average monthly trading volume was less than 100,000 Shares over the most recent 12 months, or the number of publicly-held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more, such as held by us upon completion of the Offer) was less than 600,000. If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these guidelines, the Shares may be delisted from the NYSE. In this event, the market for the Shares would be adversely affected.

If the Shares were no longer listed on the NYSE, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, Georgia-Pacific will be eligible to elect “controlled company” status pursuant to Rule 303A.00 of the NYSE, which means that Georgia-Pacific would be exempt from the requirement that Georgia-Pacific’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Management Development and Compensation Committee and the Executive and Governance Committee of Georgia-Pacific’s board of directors. The controlled company exemption does not modify the independence requirements for Georgia-Pacific’s Audit Committee. We expect Georgia-Pacific to elect “controlled company” status following completion of the Offer.

Exchange Act Registration.    The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Georgia-Pacific to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Georgia-Pacific subject to registration, would substantially reduce the information required to be furnished by Georgia-Pacific to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Georgia-Pacific, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders. Furthermore, the ability of “affiliates” of Georgia-Pacific and persons holding “restricted securities” of Georgia-Pacific to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. Although reporting obligations associated with certain of Georgia-Pacific’s debt instruments may require Georgia-Pacific to file periodic and other reports with the SEC, we expect Georgia-Pacific to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

If the NYSE listing and the Exchange Act registration of Shares are not terminated before the Merger, then the Shares will be delisted from the NYSE and the registration of the Shares under the Exchange Act will be terminated following the completion of the Merger.

Margin Regulations.    The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8.    Certain Information Concerning Georgia-Pacific

Georgia-Pacific is a Georgia corporation with its principal executive offices at 133 Peachtree Street, N.E., Atlanta, Georgia 30303. The telephone number of Georgia-Pacific at such office is (404) 652-4000. According to its Quarterly Report on Form 10-Q for the nine month period ended October 1, 2005, Georgia-Pacific is one of the world’s leading manufacturers and marketers of tissue, packaging, paper, building products and related chemicals, with operations that break down into four principal businesses:

•	Consumer Products. Georgia-Pacific’s consumer products business is the world’s second largest manufacturer of retail and commercial tissue products. Georgia-Pacific also ranks first in North America and is a leading manufacturer in Europe. Georgia-Pacific also manufactures and markets the Dixie® line of disposable tabletop products such as cups, plates, and cutlery for sale throughout North America.

•	Building Products. Georgia-Pacific is a leading producer of building products in the United States. Georgia-Pacific is the largest North American producer of structural panels, which includes plywood, oriented strand board and industrial panels. Georgia-Pacific is also a leading producer of pressure-treated lumber, gypsum products, chemicals and other products. Georgia-Pacific’s portfolio consists of traditional and technologically advanced products, such as its leading moisture and mildew-resistant exterior gypsum sheathing, DensGlass Gold®, and the Plytanium® structural wood panels.

•	Packaging. Georgia-Pacific sells finished packaging products primarily to consumer product manufacturers in addition to being one of the largest suppliers of containerboard to independent converters in the United States. Georgia-Pacific believes its packaging business is built around some of the lowest-cost containerboard mills in the United States.

•	Paper. Georgia-Pacific’s office paper brands are sold through retailers throughout the United States. Georgia-Pacific is the largest supplier of office paper to the warehouse club and mass retailer channels, and the fifth-largest office paper producer in North America.

Available Information.    Georgia-Pacific is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Georgia-Pacific’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Georgia-Pacific’s securities and any material interests of such persons in transactions with Georgia-Pacific is required to be disclosed in proxy statements distributed to Georgia-Pacific’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Georgia-Pacific that have been filed via the EDGAR system.

None of Koch Industries, the Purchaser, the Dealer Manager, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of information concerning Georgia-Pacific provided by Georgia-Pacific or contained in the periodic reports, documents and records referred to herein or for any failure by Georgia-Pacific to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

Certain Projections.    To our knowledge, Georgia-Pacific does not as a matter of course make public forecasts or projections as to its future financial performance. However, before entering into the Merger Agreement, representatives of Koch Industries and the Purchaser conducted a due diligence review of Georgia-Pacific, and in connection with this review Koch Industries and the Purchaser received limited forward-looking information concerning Georgia-Pacific’s anticipated operating performance. Georgia-Pacific has advised Koch Industries and the Purchaser of certain assumptions, risks and limitations relating to these projections, as described below, and that Georgia-Pacific has not as a matter of course made public any projections as to future performance or earnings.

Georgia-Pacific furnished certain historical and forward-looking information for “Adjusted EBIT” generated by its consolidated businesses and by the operating segments as to which it provides public segment information. “Adjusted EBIT” is calculated as operating profit, adjusted to account for discontinued operations and unusual items identified by management as not reflective of the results of ongoing operations. In the materials provided to Koch Industries and the Purchaser, Georgia-Pacific projected consolidated Adjusted EBIT of $1.797 billion for fiscal year 2005, as compared to $1.746 billion for fiscal year 2004. Additionally, Georgia-Pacific provided the following segment-level information for projected fiscal year 2005 Adjusted EBIT:

Adjusted EBIT by Business Segments(1)

(in millions)

	FY 2004	FY 2005E
Consumer Products
North American	$730	$904
International	178	119
Building Products	1,011	872
Packaging	282	211
Bleached Pulp & Paper	26	31

(1)	Excludes certain unallocated corporate expenses, intercompany items and other adjustments that might be required in connection with preparing consolidated financial data.

Georgia-Pacific furnished the following information to reconcile Adjusted EBIT for fiscal year 2004 to operating profit as reported:

Reconciliation of Operating Profit to Adjusted EBIT

Fiscal Year 2004

(millions)	North American Consumer Products	International Consumer Products	Building Products	Packaging	Bleached Pulp & Paper
Operating profit as reported	$698	$174	$997	$304	$51
Asset Impairments, severance costs and other	46	4	19	8	(1)
Gain on asset sales, net	(5)	—	(5)	(30)	(24)
Change in environmental liabilities, net of insurance receivables	(9)	—	—	—	—
Total unusual items	32	4	14	(22)	(25)
Adjusted EBIT	$730	$178	$1,011	$282	$26

Georgia-Pacific did not furnish information to reconcile Adjusted EBIT projected for fiscal year 2005 to a comparable GAAP-based financial measure.

In addition, Georgia Pacific disclosed the following information to Koch Industries and the Purchaser during due diligence:

•	Georgia-Pacific projected 2006 Adjusted EBIT for the North American Consumer Products segment of $1.086 billion;

•	The business plan for the International Consumer Products segment indicated that this segment could achieve Adjusted EBIT of $220 million in fiscal year 2009, assuming additional capital expenditures and the successful execution of planned cost reductions;

•	The business plan for the Packaging segment indicated that this segment could achieve incremental earnings before interest, taxes, depreciation, and amortization (EBITDA) of $130 million in 2009, assuming, among other things, successful completion of certain capital expenditure project opportunities; and

•	The business plan for the Building Products segment indicated that this segment could increase average Adjusted EBIT in 2005-2009 by approximately $200 million over the 2000-2004 average. This increase would require incremental capital expenditures.

Although Koch Industries and the Purchaser were provided with the projections summarized above, they did not base their analysis of Georgia-Pacific on these projections. Georgia-Pacific has also advised Koch Industries and the Purchaser that the projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Furthermore, the projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, or “GAAP,” and Georgia-Pacific’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. Georgia-Pacific has advised Koch Industries and the Purchaser that its internal financial forecasts (upon which the projections provided to Koch Industries and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments.

The projections also reflect numerous assumptions made by the management of Georgia-Pacific, including assumptions with respect to industry performance, the market for Georgia-Pacific’s existing and new products and services, Georgia-Pacific’s ability to successfully negotiate acquisitions, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond Georgia-Pacific’s control and none of which were subject to approval by Koch Industries or the Purchaser. These projections do not give effect to the Offer or the Merger, or any alterations that Georgia-Pacific’s management or board of directors may make to Georgia-Pacific’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to:

•	the ability to execute successfully planned cost reductions and to manage costs in future periods;

•	the success in developing new products to support organic growth;

•	the level of funding of capital expenditures in accordance with Georgia-Pacific’s strategic plans;

•	the effect of general economic conditions on the demand for consumer products, building products and pulp and paper;

•	the corresponding level of demand for and cost of wood fiber, wastepaper, energy and other costs;

•	the success of the branding and marketing strategies Georgia-Pacific is pursuing for its consumer products;

•	the effect of changes in the productive capacity of manufacturers of competitive products; and

•	other risks and uncertainties described in reports filed by Georgia-Pacific with the SEC under the Exchange Act, including without limitation under the heading “Managements’ Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Future Results” in Georgia-Pacific’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Georgia-Pacific’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005 and Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2005.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Koch Industries, the Purchaser, Georgia-Pacific or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Koch Industries, the Purchaser, Georgia-Pacific or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Georgia-Pacific compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Shareholders are cautioned not to place undue reliance on the projections included in this Offer to Purchase.

9.    Certain Information Concerning Koch Industries and the Purchaser

Koch Industries and the Purchaser.    Koch Industries, Inc., a Kansas corporation, is a privately-held company that owns a diverse group of companies with a presence in about 50 countries and employs more than 30,000 people. These companies are engaged in trading, operations and investments worldwide in core industries such as trading, petroleum, chemicals, energy, fibers and intermediates, minerals, fertilizers, chemical technology equipment, pulp and paper, ranching and finance. Koch Industries’ principal executive offices are located at 4111 East 37th Street North, Wichita, Kansas 67220. The telephone number of Koch Industries at such office is (316) 828-5500.

Koch Industries is jointly controlled by Mr. Charles G. Koch and Mr. David H. Koch, who exercise control through two trusts for their benefit. The name, citizenship, business address, current principal occupation or employment and five-year employment history of Messrs. Charles Koch and David Koch are set forth in Schedule I hereto.

The Purchaser is a Georgia corporation that was recently formed at the direction of Koch Industries for the purpose of effecting the Offer and the Merger. The Purchaser is wholly-owned by Koch Forest Products Holding, LLC, a Delaware limited liability company (“Koch Forest Products Holding”). Koch Forest Products Holding is wholly-owned by Koch Renewable Resources, LLC, a Delaware limited liability company (“KRR LLC”), which is wholly-owned by Koch Renewable Resources, Inc., a Delaware corporation (“KRR Inc.”). KRR Inc. is wholly-owned by Koch Industries. We refer to Koch Forest Products Holding, KRR LLC and KRR Inc. as the “Intermediate Companies” or, individually, as an “Intermediate Company.” Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that the Purchaser or the Intermediate Companies will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s and each Intermediate Company’s principal executive offices are located at 4111 East 37th Street North, Wichita, Kansas 67220. The telephone number of the Purchaser and each Intermediate Company at that office is (316) 828-5500.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Koch Industries are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither Koch Industries, the Purchaser or the Intermediate Companies nor, to the knowledge of Koch Industries and the Purchaser, Mr. Charles Koch, Mr. David Koch, any of the other persons listed in Schedule I or any associate or other majority-owned subsidiary of Koch Industries or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Georgia-Pacific and (ii) neither Koch Industries, the Purchaser or the Intermediate Companies, nor, to the knowledge of Koch Industries and the Purchaser, any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Georgia-Pacific during the past 60 days.

Except as set forth in this Offer to Purchase, none of Koch Industries, the Purchaser or the Intermediate Companies nor, to the knowledge of Koch Industries and the Purchaser, Mr. Charles Koch, Mr. David Koch or any of the other persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Georgia-Pacific or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between Koch Industries or any of its subsidiaries (including the Purchaser) or, to the knowledge of Koch Industries and the Purchaser, Mr. Charles Koch, Mr. David Koch or any of the other persons listed in Schedule I to this Offer to Purchase, on the one hand, and Georgia-Pacific or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Koch Industries, the Purchaser, the Intermediate Companies, Mr. Charles Koch, Mr. David Koch or the other persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Koch Industries, the Purchaser, the Intermediate Companies, Mr. Charles Koch, Mr. David Koch or the other persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Certain Transactions. On February 26, 2004, Georgia-Pacific and certain of its subsidiaries entered into an Asset and Stock Purchase Agreement (the “Purchase Agreement”) with Koch Cellulose, LLC, an indirect wholly-owned subsidiary of Koch Industries (“Koch Cellulose”), to acquire Georgia-Pacific’s non-integrated market and fluff pulp operations. In particular, Koch Cellulose acquired two pulp mills at Brunswick, Georgia and New Augusta, Mississippi, a short-line railroad and the assets of two international sales offices for $610 million, including the assumption of $73 million of indebtedness. The parties completed the transaction on May 7, 2004. In connection with the transaction, Georgia-Pacific agreed to indemnify Koch Cellulose for certain breaches of representations, warranties and covenants made by Georgia Pacific in the Purchase Agreement, subject to, in certain circumstances, a deductible of $2 million and limited to a cap of $225 million. Most of these indemnities have terms ranging from 18 months to 10 years after the closing date and certain indemnities have no expiration date. Additionally, Georgia-Pacific agreed to indemnify Koch Cellulose for any losses related to pre-closing environmental liabilities. The environmental liability indemnity is subject to a deductible of $5 million and limited to a cap of $75 million, and it expires in May 2011. In connection with the Purchase Agreement, Georgia-Pacific and Koch Cellulose and their respective affiliates entered into a number of long-term ancillary agreements, including, a wood and fiber supply agreement, a black liquor exchange agreement, a pulp supply agreement, turpentine brokerage agreements, a crude tall oil purchase agreement, a railroad services agreement and a site services agreement.

In addition to the transaction with Koch Cellulose, Georgia-Pacific and certain of its subsidiaries have entered into a number of transactions in the ordinary course of business with certain subsidiaries of Koch Industries in 2004 and 2005. These transactions generally consisted of the purchase of wood fiber by Koch Cellulose from Georgia-Pacific in the approximate total amounts of $120 million and $150 million in 2004 and 2005, respectively, and the sale of pulp, pulp byproducts, paper and petroleum coke by Koch Cellulose and other subsidiaries of Koch Industries to Georgia-Pacific and certain of its subsidiaries in the approximate total amounts of $30 million and $45 million in 2004 and 2005, respectively.

Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, Koch Industries and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Koch Industries and the Purchaser with the SEC, may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Koch Industries and the Purchaser have filed with the SEC via the EDGAR system.

10.    Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements. Because the only consideration in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, we believe the financial condition of the Purchaser and Koch Industries is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Koch Industries and the Purchaser estimate that the total amount of funds required to complete the Offer and the Merger, to refinance or repurchase certain outstanding debt securities of Georgia-Pacific and its subsidiaries and to pay related transaction costs, fees and expenses will be approximately $17.8 billion. We have arranged for sufficient funds, including the receipt of funds from Koch Industries, to complete the Offer and the Merger. We expect to obtain the required funds through a combination of Koch Industries’ cash on hand, a senior unsecured revolving credit facility to be entered into by Koch Industries, which we refer to as the “Koch Industries facility,” a senior secured term loan facility to be entered into by the Purchaser upon completion of the Offer, which we refer to as the “tender facility,” the use of Georgia-Pacific’s existing accounts receivable securitization facility to the extent of its availability in an amount equal to approximately $750 million, which we refer to as the “securitization facility,” and senior secured credit facilities to be entered into by the surviving corporation and certain of its subsidiaries concurrently with the Merger, which we refer to as the “merger facilities.”

In connection with the Merger, we expect that the surviving corporation will use a portion of the proceeds of the merger facilities to refinance Georgia-Pacific’s existing credit agreement and refinance or repurchase certain outstanding debt securities of Georgia-Pacific and its subsidiaries. In addition, the surviving corporation may amend and restate or refinance the securitization facility. In addition, contemporaneous with the Merger, we anticipate that Koch Industries will contribute 100% of its equity interests in Koch Cellulose to Koch Forest Products Holding.

The following summary of certain financing arrangements of Koch Industries and the Purchaser in connection with the Offer and the Merger is qualified in its entirety by reference to the applicable commitment letters described below, copies of which are filed as exhibits to the Schedule TO filed with the SEC and are incorporated by reference herein. Shareholders are urged to read the commitment letters in their entirety for a more complete description of the provisions summarized below.

Equity Contributions to the Purchaser from Koch Industries.    Based upon the requirements of the commitment letters for the tender facility and the merger facilities, and the anticipated financial position of Georgia-Pacific at the initial Expiration Date, we expect Koch Industries or certain of its subsidiaries to make equity contributions to us of approximately $7.1 billion in the aggregate. In certain limited circumstances, Koch Industries may also be required to make additional equity contributions in the year following completion of the Merger, according to the terms of the commitment letter for the merger facilities in connection with the Merger. Koch Industries expects to fund its equity contributions through a combination of cash on hand and the Koch Industries facility. We expect the Koch Industries facility to consist of a $1.5 billion senior unsecured revolving credit facility, which will mature three years after the date the Offer is completed. Amounts drawn under the Koch Industries facility are expected to bear interest, at Koch Industries’ option, at either (i) the applicable margin in excess of the London interbank offering rate, or “LIBOR”, or (ii) the alternate base rate, calculated as the higher of the prime rate or the federal funds rate plus 0.50% per annum. The applicable margin for LIBOR loans ranges from 0.25% to 0.35% per annum. Koch Industries has received a commitment letter from Citigroup Global Markets Inc. and certain of its affiliates, which we refer to collectively as “Citigroup,” to provide the Koch Industries facility. Under the commitment letter, the availability of the Koch Industries facility is subject to the following conditions, among others:

•	Substantially concurrent funding of the tender facility;

•	No fact or event will have occurred, arisen or become known to Koch Industries or Citigroup which has had or would reasonably be likely to have, individually or in the aggregate, a material adverse effect on the ability of Koch Industries to repay amounts borrowed under the Koch Industries facility; and

•	The satisfaction of other customary conditions, including, among other things, the execution of mutually acceptable facility documentation, the delivery of satisfactory legal opinions, payment of fees, the accuracy of customary representations and warranties in the facility documentation, the enforceability of the facility documentation and there being no default under the facility documentation.

Although no definitive plan or arrangement has been made for repayment of borrowings under the Koch Industries facility, Koch Industries expects that any borrowings will be repaid with cash flow from operations and funds from other sources, including distributions from its subsidiaries. If the funds contemplated to be received under the Koch Industries facility are not available, Koch Industries will use cash on hand or utilize alternative sources of liquidity to fund its equity contribution to the Purchaser.

The Tender Facility.    We expect the tender facility to consist of an approximately $6.4 billion senior secured term loan facility, which will mature on the earlier of the completion of the Merger and 180 days after the initial borrowing under the tender facility. Borrowings under the tender facility are expected to bear interest, at the Purchaser’s option, at either (i) LIBOR plus 2.50% per annum or (ii) the alternate base rate plus 1.50% per annum. The alternate base rate for the tender facility and the merger facilities is calculated as the highest of the base rate offered by Citigroup, a rate based upon a moving average of secondary market morning offering rates in the United States for three-month certificates of deposit plus 0.50% per annum, and the federal funds rate plus 0.50% per annum. We refer to the alternate base rate for the tender facility and the merger facilities as “ABR.” The tender facility is expected to be secured by a first priority lien on all of the assets of the Purchaser, including all of the Shares purchased in the Offer. In addition, the tender facility is expected to be guaranteed by, and secured by a first priority lien on all of the assets of Koch Forest Products Holding and KRR LLC, which are our direct and indirect parent entities. Koch Industries will not provide any guarantees with respect to the tender facility.

The proceeds of the tender facility are required to be used to finance the price of the Shares purchased in the Offer and to pay related transaction costs, fees and expenses. The tender facility is intended to constitute short term “bridge” financing in connection with the Offer and is expected to be repaid with the proceeds of the merger facilities. The Purchaser has not arranged for alternative financing sources with respect to the funds expected to be received under the tender facility.

The Merger Facilities.    It is expected that the merger facilities will consist of senior secured credit facilities in an aggregate amount of $8.5 billion, which we refer to as the “first lien senior secured credit facilities”, and a senior secured term loan facility in the amount of $2.5 billion, which we refer to as the “second lien senior secured term loan facility.” Koch Industries will not provide any guarantees with respect to the merger facilities. We summarize below the terms and conditions of the merger facilities.

First Lien Senior Secured Credit Facilities.    We expect the first lien senior secured credit facilities to be in the aggregate amount of $8.5 billion, including a term loan A facility, a term loan B facility and a revolving credit facility. We expect the first lien senior secured credit facilities to be guaranteed by Koch Cellulose, certain subsidiaries of the surviving corporation and certain subsidiaries of Koch Cellulose, and, subject to certain exceptions and limitations set forth in Georgia-Pacific’s and its subsidiaries’ existing indentures and other debt instruments, to be secured by a first priority lien on and pledge of all of the notes, capital stock and assets of the surviving corporation, Koch Cellulose and certain of their respective subsidiaries, except that liens on the securities of foreign subsidiaries will be limited to 65% of such securities. In addition, we expect the first lien senior secured credit facilities to be guaranteed by, and secured by a first priority lien on all of the notes, capital stock and assets of Koch Forest Products Holding and KRR LLC, which are our direct and indirect parent entities, in each case, subject to certain exceptions and limitations. We summarize below the amounts, terms and interest rates for these facilities:

•	Term Loan A Facility. We expect the term loan A facility to be in the aggregate amount of $2.0 billion. This facility will mature 5 years after completion of the Merger and will amortize in quarterly installments during such period in aggregate annual amounts equal to 5% in year 1, 10% in year 2, 10% in year 3, 20% in year 4 and 55% in year 5. We expect borrowings under this facility to bear interest, at the surviving corporation’s option, at either (i) adjusted LIBOR plus the applicable margin per annum or (ii) ABR plus the applicable margin per annum. The applicable margin ranges from 1.50% to 2.25% per annum for adjusted LIBOR loans and 0.50% to 1.25% per annum for ABR loans, based upon the ratio of total debt to consolidated EBITDA for KRR LLC and its consolidated subsidiaries, including the surviving corporation. We expect up to $525 million of the term loan A facility to be available to certain of the surviving corporation’s foreign subsidiaries and will be secured by a separate guarantee and collateral package as to such foreign subsidiaries.

•	Term Loan B Facility. We expect the term loan B facility to be in the aggregate amount of $5.0 billion. This facility will mature 7 years after completion of the Merger and will amortize during that period in 27 equal quarterly installments of 0.25%, with the balance thereof due at maturity. We expect borrowings under this facility to bear interest, at the surviving corporation’s option, at either (i) adjusted LIBOR plus 2.25% per annum or (ii) ABR plus 1.25% per annum.

•	Revolving Credit Facility. We expect the revolving credit facility to be in the amount of up to $1.5 billion and will mature 5 years after completion of the Merger. We expect borrowings under this facility to bear interest, at the surviving corporation’s option, at either (i) adjusted LIBOR plus the applicable margin per annum or (ii) ABR plus the applicable margin per annum. The applicable margin ranges from 1.50% to 2.25% per annum for adjusted LIBOR loans and 0.50% to 1.25% per annum for ABR loans, based upon the ratio of total debt to consolidated EBITDA for KRR LLC and its consolidated subsidiaries, including the surviving corporation.

The proceeds of the term loan A facility and the term loan B facility are expected to be used to repay loans outstanding under the tender facility, to refinance, repurchase or redeem certain outstanding debt securities of Georgia-Pacific and its subsidiaries, including in the Georgia-Pacific Notes Tender, and to pay related transaction costs, fees and expenses. The borrowings under the revolving credit facility are expected to be used for the purposes described in the preceding sentence and to provide working capital for the surviving corporation, and for other general corporate purposes. No more than $290 million of the revolving loans may be used to consummate the Merger and there must be $550 million of unused commitments under the revolving credit facility immediately after giving effect to the Merger.

Second Lien Senior Secured Term Loan Facility.    We expect the second lien senior secured term loan facility to be in the amount of $2.5 billion and will mature 8 years after completion of the merger. We expect borrowings under this facility to bear interest, at the surviving corporation’s option, at either (i) adjusted LIBOR plus 3.50% per annum or (ii) the ABR plus 2.50% per annum. We expect the second lien senior secured term loan facility to be guaranteed by Koch Cellulose, certain subsidiaries of the surviving corporation and certain subsidiaries of Koch Cellulose, and, subject to certain exceptions and limitations set forth in Georgia-Pacific’s and its subsidiaries’

existing indentures and other debt instruments, will be secured by a second priority lien on all of the notes, capital stock and assets of the surviving corporation, Koch Cellulose and certain of their respective subsidiaries, except that liens on the securities of foreign subsidiaries will be limited to 65% of such securities. In addition, we expect the second lien senior secured term loan facility to be guaranteed by, and secured by a second priority lien on all of the notes, capital stock and assets of Koch Forest Products Holding and KRR LLC, which are our direct and indirect parent entities, in each case subject to certain exceptions and limitations. The proceeds of the second lien senior secured term loan facility are required to be used to repay loans outstanding under the tender facility, to refinance, repurchase or redeem certain outstanding debt securities of Georgia-Pacific and its subsidiaries, including in the Georgia-Pacific Notes Tender, and to pay related transaction costs, fees and expenses.

Although no definitive plan or arrangement has been made for repayment of borrowings under the merger facilities, we expect that any borrowings will be repaid with cash flow from operations and funds from other sources, including distributions from the surviving corporation’s subsidiaries. We have not arranged for alternative financing sources with respect to the funds contemplated to be received under the merger facilities.

We arranged for a commitment letter from Citigroup to provide the tender facility and the merger facilities. Under the commitment letter, the initial funding of the tender facility and the merger facilities is subject to the following conditions, among others:

•	No fact, change, event, development or circumstance will have occurred, arisen, come into existence or become known to Koch Forest Products Holding, the Purchaser, Georgia-Pacific or Citigroup which has had or would reasonably be likely to have, individually or in the aggregate, a material adverse effect on Georgia-Pacific, with “material adverse effect” defined so as to be consistent with the definition of Company Material Adverse Effect for purposes of the Merger Agreement (see Section 13—“The Merger Agreement; The Confidentiality Agreement”);

•	In the case of the tender facility, the receipt by the Purchaser of cash equity contributions not less than 50% of the aggregate purchase price of the Shares in the Offer;

•	The Offer and the other transactions contemplated in connection with the Offer, in the case of the tender facility, and the Merger and the other transactions contemplated in connection with the Merger, in the case of the merger facilities, will have been completed simultaneously with or immediately following the funding of the tender facility or the merger facilities, as applicable;

•	In the case of the merger facilities, the surviving corporation will have received an amount, which is not less than $750 million minus the principal amount outstanding under the securitization facility as of the date of the Merger, to be provided from:

•	additional borrowings under the securitization facility at the date of the Merger;

•	borrowings under the revolving credit facility; provided that the total borrowings under the revolving credit facility will not exceed $290 million and that at least $550 million of availability remains under the revolving credit facility; and/or

•	additional equity from the Purchaser.

•

After giving effect to the Offer, in the case of the tender facility, and after giving effect to the Merger and the other transactions contemplated in connection with the Merger, in the case of the merger facilities, KRR LLC and its subsidiaries, including the surviving corporation, will have no outstanding indebtedness or long-term liabilities other than (i) loans under the tender facility or the merger facilities, as applicable, and (ii) in the case of the merger facilities,

(a) loans under the securitization facility, (b) certain outstanding debt securities of Georgia-Pacific and its subsidiaries, and (c) industrial revenue bonds and capital leases existing as of the date of the Merger of Georgia-Pacific, Koch Cellulose and their respective subsidiaries and certain other limited indebtedness and liabilities;

•	Citigroup will have received (i) certain pro forma consolidated financial statements of KRR LLC and its subsidiaries, including the surviving corporation, giving effect to the Offer and the Merger, as applicable, (ii) certain historical consolidated financial statements for Koch Cellulose, and (iii) certain financial projections of KRR LLC and its subsidiaries; and

•	The satisfaction of other customary conditions, including, among other things, the execution of reasonably satisfactory facility documentation and other documentation entered into in connection with the Offer and the Merger, the delivery of satisfactory legal opinions, payment of fees, the receipt of required material regulatory and third party consents, the absence of governmental or judicial action, the accuracy of customary representations and warranties in the facility documentation, the enforceability of the facility documentation, no conflict with or default under material debt instruments and other material agreements, perfection of liens, and there being no default under the facility documentation both before and after giving effect to the Offer and the Merger.

11.    Background of the Offer; Past Contacts, Negotiations and Transactions

The following information was prepared by Koch Industries and Georgia-Pacific. Information about Georgia-Pacific was provided by Georgia-Pacific, and we do not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Koch Industries or its representatives did not participate.

In May 2004, Koch Cellulose completed the purchase of Georgia-Pacific’s stand-alone pulp mills at Brunswick, Georgia, and New Augusta, Mississippi, along with a short-line railroad and the assets of two non-U.S. sales offices for $610 million, including the assumption of $73 million of indebtedness.

On June 13 through 15, 2005, Mr. A.D. “Pete” Correll, the Chairman and Chief Executive Officer of Georgia-Pacific, was the guest of Mr. Charles G. Koch, Koch Industries’ Chairman and Chief Executive Officer, at a golf tournament in Wichita, Kansas. They discussed general business and economic conditions, but had no discussions regarding any possible transaction involving Koch Industries or Georgia-Pacific.

On September 29, 2005, an assistant to Mr. Koch called the office of Mr. Correll to request an appointment with Mr. Correll to discuss a matter of potential interest to Georgia-Pacific. A meeting of senior management of the two companies was then set for October 5, 2005 at Georgia-Pacific’s offices in Atlanta. During that meeting Mr. Koch and other Koch Industries’ representatives presented information to senior management of Georgia-Pacific about a possible transaction. Specifically, taking into account Georgia-Pacific’s prior plan to spin-off its North American and International Consumer Products businesses and its Bleached Pulp and Paper businesses, they proposed a transaction in which Georgia-Pacific would spin-off those businesses to its shareholders and, following the spin-off, Koch Industries would acquire for cash of all of the outstanding Shares at a price of $7.89 per share (assuming net debt of $4.2 billion and $1.2 billion of contingent cost and liabilities). Koch Industries presented information showing that, in the opinion of Koch Industries, the net value of the businesses spun off to Georgia-Pacific’s shareholders would be approximately $38.11 per share (assuming net debt of $3.4 billion and 266 million Shares on a fully diluted basis), resulting in a total transaction value of $46.00 per Share. During that meeting, Koch Industries’ representatives also presented information about Koch Industries’ overall business, recent acquisitions and financial performance over recent years.

On October 7, 2005, Mr. Danny Huff, the Chief Financial Officer of Georgia-Pacific, in a conversation with a representative of Citigroup Global Markets Inc. (“Citigroup”), Koch Industries’ financial advisor, said that after considering Koch Industries’ proposal, senior management of Georgia-Pacific did not think it would be acceptable to Georgia-Pacific’s board of directors, primarily due to uncertainties in properly valuing the businesses that would be spun off. He said that Georgia-Pacific had considered a similar spin-off transaction in 2002 and that the transaction presented numerous financing and organizational hurdles that would be expensive and disruptive to Georgia-Pacific’s business.

Later that same day, Mr. Steven Feilmeier, the Chief Financial Officer of Koch Industries, and Mr. David Park, the Managing Director of Corporate Development of Koch Industries, called Mr. Huff and said that Koch Industries would be prepared to discuss a transaction involving the acquisition of all the outstanding Shares at values substantially similar to the above-described proposal, adjusted downward for the costs of carrying out debt tender offers and redeeming certain Georgia-Pacific debt. He said that Koch Industries proposed to commence preliminary due diligence on Georgia-Pacific’s business and operations, with particular focus on its asbestos liabilities, benefit plans, tax status and financing arrangements, and would then be prepared to present a specific proposal for such an acquisition to Georgia-Pacific’s board of directors.

On October 12, 2005, Georgia-Pacific and Koch Industries executed a confidentiality agreement containing customary terms and conditions.

On October 13 and 14, 2005, representatives of Georgia-Pacific and Koch Industries met to discuss various issues relating to Georgia-Pacific’s business and operations, including the diligence issues noted above. On October 17, 2005, senior management of Georgia-Pacific made a presentation to senior management of Koch Industries and representatives of Citigroup about Georgia-Pacific’s overall business and operations, individual operating divisions, historical financials, personnel organization and related matters. That evening, senior management of the two companies had dinner and further discussed Georgia-Pacific’s business.

On October 19, 2005, Mr. Feilmeier, Mr. Park, Mr. Huff and Mr. Tyler L. Woolson, Senior Vice President—Finance and Strategy and Treasurer of Georgia-Pacific, had further discussions regarding Georgia-Pacific and a potential transaction.

On October 20, 2005, Koch Industries sent Georgia-Pacific a letter submitting a proposal to acquire all of the outstanding shares of Georgia-Pacific’s common stock for $45.00 per share in cash with no financing contingency, subject to confirmatory due diligence and negotiation of a definitive merger agreement, a draft of which accompanied the proposal. Koch Industries’ proposal was conditioned on having exclusive negotiations with Georgia-Pacific and not as part of a broader process. Koch Industries’ proposal also stated that Koch Industries intended to continue to use the “Georgia-Pacific” name, to maintain Georgia-Pacific’s headquarters in Atlanta, and to operate Georgia-Pacific as a separate stand-alone company with its own board of directors. In addition to submitting a proposed merger agreement, Koch Industries also submitted a proposed exclusivity agreement and a list of additional due diligence requests regarding Georgia-Pacific’s business, operations and documents. Koch Industries expressed a desire to negotiate a final merger agreement in time to present it to Georgia-Pacific’s board of directors at Georgia-Pacific’s next scheduled board meeting.

On October 24, 2005, Mr. Correll called Mr. Koch to advise him that Georgia-Pacific’s board of directors had determined not to enter into the exclusivity agreement, but had authorized senior management to conduct limited discussions with Koch Industries on key aspects of its acquisition proposal, to postpone any due diligence review requested by Koch Industries and to invite Koch Industries to submit a revised proposal for the board’s consideration.

On October 28, 2005, Mr. Feilmeier, Mr. Park, Mr. Tye Darland, the General Counsel—Corporate/Commercial of Koch Industries, and a representative of Latham & Watkins LLP (“Latham & Watkins”), counsel to Koch Industries, met with Mr. Huff, Mr. James Kelley, the General Counsel of Georgia-Pacific, and Mr. Kenneth Khoury, the Deputy General Counsel of Georgia-Pacific, and a representative of Shearman & Sterling LLP (“Shearman & Sterling”) at a meeting in Atlanta to discuss certain aspects of Koch Industries’ proposal and certain of the terms in the Koch Industries proposed merger agreement. Georgia-Pacific representatives explained to the Koch Industries representatives that various provisions in the draft merger agreement prepared by Koch Industries were not consistent with two key objectives of Georgia-Pacific should any transaction be approved by Georgia-Pacific’s board. Those objectives were certainty that the transaction would be completed if commenced, and that the terms of any merger agreement, including the amount of any termination fee and the terms governing the duration and structure of any tender offer, not unreasonably discourage potential alternative transactions or the board’s ability to negotiate with any interested third parties. Koch Industries’ representatives acknowledged the issues raised by Georgia-Pacific and indicated agreement on a number of issues raised by Georgia-Pacific.

Following this meeting, Mr. Correll called Mr. Koch to suggest that Koch Industries reconsider its proposed per Share price in light of Georgia-Pacific’s upcoming board meeting to further consider the proposal. Mr. Koch replied that he understood the board’s response to be a request for Koch Industries’ best and final offer.

On November 1, 2005, representatives of Koch Industries met in person and telephonically with representatives of Georgia-Pacific to obtain additional information regarding Georgia-Pacific’s equity capitalization and to discuss various issues relating to tax matters, contingent costs and liabilities, including as to asbestos and Georgia-Pacific’s outstanding debt, as well as Georgia-Pacific’s request previously conveyed by Mr. Correll to Mr. Koch that Koch Industries consider improving its proposal.

Later that day, Mr. Correll called Mr. Koch to confirm that Koch Industries should submit a revised proposal that represented Koch Industries’ best and final proposal for Georgia-Pacific before Georgia-Pacific’s board meetings starting on November 4.

On November 2, 2005, Koch Industries sent Georgia-Pacific a letter setting forth its best and final proposal to purchase all outstanding Shares at a price of $48 per Share. The Koch Industries letter noted that Koch Industries had obtained a commitment from Citigroup to finance the debt portion of the proposed transaction, that there was no financing condition to the proposal and that Koch Industries’ proposal continued to be predicated upon the discussions between Koch Industries and Georgia-Pacific remaining exclusive and confidential. The letter also contemplated confirmatory due diligence during the week of November 6 and that a definitive merger agreement would be executed by November 13.

On November 5, Mr. Correll and Mr. Giordano, who were joined by representatives of Goldman Sachs and Shearman & Sterling, called Mr. Koch, who was joined by several senior management personnel of Koch Industries, and said that Georgia-Pacific’s board had authorized continued discussions with Koch Industries based upon the $48 price, subject to, among other things, negotiation of a merger agreement that would provide Georgia-Pacific with a high degree of certainty of closing, ensure that Georgia-Pacific’s board would have sufficient time to consider and respond to any competing offer to acquire Georgia-Pacific following announcement of a transaction with Koch Industries, and permit Georgia-Pacific to terminate the Koch Industries merger agreement to pursue a superior proposal and otherwise contained terms (including the size of any termination fee) that would not unreasonably discourage competing proposals. Mr. Koch reiterated that the Koch Industries’ proposal set out in its November 2 letter, including the $48 per Share price and the proposed terms of the merger agreement, represented Koch Industries’ best and final offer.

On November 6, Shearman & Sterling distributed to Koch Industries and its advisors a revised draft of the merger agreement. On November 7, representatives of Georgia-Pacific and Koch Industries and their respective counsel met to discuss certain significant issues raised in Georgia-Pacific’s revisions to the draft merger agreement.

On November 7 and 8, Mr. Koch and Mr. Correll spoke several times by telephone and discussed, among other things, certain terms of the proposed merger agreement.

On November 8 and 9, representatives of Georgia-Pacific gave presentations to representatives of Koch Industries and Citigroup on Georgia-Pacific and its business units as part of its confirmatory due diligence review. From November 8 through November 11, representatives of Koch Industries and their advisors, together with representatives of Citigroup and their counsel, also conducted documentary due diligence on Georgia-Pacific.

From November 8 through November 12, counsel from Shearman & Sterling and Latham & Watkins negotiated and exchanged drafts of the merger agreement, and together with representatives of Georgia-Pacific, Goldman Sachs, Koch Industries and Citigroup held discussions to resolve outstanding issues in the agreement, including as to the structure of the Offer and the circumstances for extending the Offer, closing conditions, termination rights, triggers for payment of the termination fee and the amount of the termination fee. As a result of these discussions, the parties agreed to modifications in the merger agreement to provide, among other things, for a reduced termination fee, a more limited Company Material Adverse Effect provision and closing condition and longer extension periods of the Offer if requested by Georgia-Pacific to consider alternative proposals, if any.

At a November 10 meeting, Koch Industries’ board of directors voted unanimously to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

At a November 13 meeting, Georgia-Pacific’s board of directors voted unanimously to approve, adopt and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

On November 13, 2005, Koch Industries, Purchaser and Georgia-Pacific executed the definitive Merger Agreement.

12.    Purpose of the Offer; Plans for Georgia-Pacific; Other Matters

Purpose of the Offer.    The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, Georgia-Pacific. The Offer is being made according to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for shareholders to receive the transaction consideration and to complete the acquisition of Georgia-Pacific. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

If the Merger is completed, Koch Forest Products Holding, an indirect wholly-owned subsidiary of Koch Industries, will own 100% of the equity interests in Georgia-Pacific, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Georgia-Pacific and entitlement to any increase in its value. Similarly, Koch Forest Products Holding would also bear the risk of any losses incurred in the operation of Georgia-Pacific and any decrease in the value of Georgia-Pacific.

Georgia-Pacific shareholders who sell their Shares in the Offer will cease to have any equity interest in Georgia-Pacific and to participate in any future growth in Georgia-Pacific. If the Merger is completed, the shareholders of Georgia-Pacific will no longer have an equity interest in Georgia-Pacific and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent shareholders are entitled to and properly exercise dissenters’ rights under the GBCC, the amounts to which such shareholders are entitled under the GBCC. See Section 13—“The Merger Agreement; Confidentiality Agreement.” Similarly, the shareholders of Georgia-Pacific will not bear the risk of any decrease in the value of Georgia-Pacific after selling their Shares in the Offer or the Merger.

Plans for Georgia-Pacific.    Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Georgia-Pacific, the disposition of securities of Georgia-Pacific, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Georgia-Pacific or its subsidiaries, or the sale or transfer of a material amount of assets of Georgia-Pacific or its subsidiaries. After the purchase of the Shares in the Offer, we will be entitled to appoint our representatives to the board of directors of Georgia-Pacific in proportion to our ownership of the outstanding Shares, as described below under the caption “Georgia-Pacific’s Board of Directors” in Section 13—“The Merger Agreement; Confidentiality Agreement.” After completion of the Offer and the Merger, Georgia-Pacific will be a subsidiary of Koch Forest Products Holding, an indirect wholly-owned subsidiary of Koch Industries, and will continue to do business under the Georgia-Pacific name and continue to operate its businesses as an independently managed company. As an independently managed indirect subsidiary of Koch Industries, Georgia-Pacific will support itself as a business and will have a separate capital structure, with its own credit rating and contractual relationships that do not include corporate guarantees from Koch Industries. After completion of the Offer and the Merger, the reconstituted Georgia-Pacific board of directors expects to work with Georgia-Pacific’s management to evaluate and review Georgia-Pacific and its business, assets, corporate structure, operations, properties and strategic alternatives, with a view to supporting management’s efforts to maximize the present value of future profits. As a result of this review, it is possible that Georgia-Pacific’s management could implement changes to Georgia-Pacific’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. Contemporaneous with the Merger, we anticipate that Koch Industries will contribute 100% of its equity interests in Koch Cellulose to Koch Forest Products Holding. The Purchaser and, after completion of the Offer and the Merger, the reconstituted Georgia-Pacific board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

After completion or termination of the Offer, we may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices as we determine, which may be more or less than the price paid in the Offer. If we acquire sufficient Shares to satisfy the Minimum Condition but less than 90% of the issued and outstanding Shares in the Offer, we are required under the Merger Agreement to provide a Subsequent Offering Period of not less than three business days nor more than 10 business days. In addition, we have the option (subject to certain limitations) to exercise the Top-Up Option to purchase from Georgia-Pacific a number of additional Shares sufficient to cause us to own at least 90% of the Shares then outstanding, on a fully diluted basis, at a price per Share equal to the Offer Price. We expect to exercise the Top-Up Option, subject to certain limitations set forth in the Merger Agreement, only if we acquire more than 88% and less than 90% of the issued and outstanding Shares in the Offer.

Shareholder Approval.    Under the GBCC, the approval of the board of directors of the Purchaser and Georgia-Pacific is required for approval of the Merger Agreement and the completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt and approve the Merger Agreement and the Merger, unless the “short-form” merger procedure described below is available. Georgia-Pacific has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Georgia-Pacific and the completion by Georgia-Pacific of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of Georgia-Pacific, subject to the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the GBCC. Georgia-Pacific has further represented that the approval described in the preceding sentence is the only shareholder vote necessary to approve any of the transactions contemplated by the Merger Agreement. Georgia-Pacific has agreed to promptly set a record date for, call and give notice of a special meeting of its shareholders to consider and take action upon the Merger Agreement. The special meeting will be held as soon as reasonably practicable after the Purchaser accepts for payment and purchases the Shares in the Offer. Koch Industries has agreed to vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of Koch Industries’ other subsidiaries in favor of the approval of the Merger and the adoption of the Merger Agreement.

Short-Form Merger.    Section 14-2-1104 of the GBCC provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the shareholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that Koch Industries, the Purchaser and any other subsidiaries of Koch Industries acquire in the aggregate at least 90% of each class and series of capital stock of Georgia-Pacific in the Offer or otherwise (and including as a result of its exercise of the Top-Up Option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the shareholders of Georgia-Pacific, subject to compliance with the provisions of Section 14-2-1104 of the GBCC. If the Purchaser fails to purchase 90% of the issued and outstanding Shares in the Offer, but purchases more than 88% of the issued and outstanding Shares, subject to certain limitations set forth in the Merger Agreement, the Purchaser may exercise its Top-Up Option to purchase a number of Shares that, when added to the number of Shares owned by the Purchaser at the time of such exercise, constitutes one share more than 90% of the Shares then outstanding, so long as the issuance of Shares under the Top-Up Option would not require shareholder approval under NYSE Rule 312.03, which generally requires shareholder approval before the issuance of a number of shares in any transaction that upon issuance would be equal to or in excess of 20% of the voting power outstanding before the issuance. We could also seek to purchase additional Shares in the open market or otherwise to reach the 90% threshold and employ a Short-Form Merger. According to the Merger Agreement, we are required to effect a Short-Form Merger if permitted to do so under the GBCC.

Georgia-Pacific Debt Securities.    Under the Merger Agreement, Georgia-Pacific will commence tender offers to purchase certain of outstanding debt securities of Georgia-Pacific and Fort James Corporation (“Fort James”) on the date of commencement of the Offer. The aggregate consideration payable to each holder of a particular series of Georgia-Pacific notes and debentures tendered in the Georgia-Pacific Notes Tender (as defined below in Section 13—“The Merger Agreement; Confidentiality Agreement—Merger Agreement—Georgia-Pacific Debt Securities”) will be an amount in cash calculated according to a methodology determined by the Purchaser. In connection with the Georgia-Pacific Notes Tender, Georgia-Pacific has also agreed to solicit consents to eliminate many of the restrictive covenants and certain events of default and amend other provisions of the indentures with respect to the Georgia-Pacific notes and debentures. Georgia-Pacific’s obligation to accept for payment and pay for the Georgia-Pacific notes and debentures tendered in the Georgia-Pacific Notes Tender is subject to the prior or substantially concurrent completion of the Merger and the Purchaser making sufficient funds available to Georgia-Pacific to purchase tendered Georgia-Pacific notes and debentures. In addition, to the extent that Georgia-Pacific does not receive a sufficient number of consents to eliminate certain restrictive covenants and amend other provisions of the indentures with respect to the Georgia-Pacific notes, Georgia-Pacific will deliver a notice of redemption for such Georgia-Pacific notes substantially concurrent with the completion of the Merger, to the extent permitted by the terms of such Georgia-Pacific notes, if required to complete the Merger and/or the associated financing. The Purchaser is required to deposit or cause to be deposited with the trustee under each of the indentures with respect to Georgia-Pacific notes called for redemption funds sufficient to satisfy and discharge the relevant indenture according to the applicable sections thereof. See the sub-section captioned “Georgia-Pacific Debt Securities” under Section 13—“The Merger Agreement; Confidentiality Agreement.”

Going Private Transactions.    The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Georgia-Pacific and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders before completion of a transaction.

Dissenters’ Rights.    Holders of the Shares do not have dissenters’ rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is consummated, holders of the Shares at the effective time of the Merger will have certain rights under the provisions of Article 13 of the GBCC, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting Georgia-Pacific shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the rights of shareholders seeking dissenters’ rights under the GBCC does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights available under the GBCC. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the GBCC. If a shareholder withdraws or loses his right to dissent, such holders’ Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Share to be paid in the Merger, without interest.

13.    The Merger Agreement; Confidentiality Agreement

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Koch Industries and the Purchaser.” Shareholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer.    The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 14—“Certain Conditions of the Offer,” the Purchaser will accept for payment and pay for all Shares tendered in the Offer as soon as practicable after the Expiration Date. The Purchaser has agreed that it will not waive the Minimum Condition, the HSR Condition or the EC Condition, decrease the Offer Price, change the form of consideration payable in the Offer, reduce the maximum number of Shares to be purchased in the Offer or impose any conditions to the Offer in addition to those described in Section 14—“Certain Conditions of the Offer,” in each case, without the prior written consent of Georgia-Pacific.

The Merger Agreement provides that, if all of the conditions to the Offer have not been satisfied or waived on any scheduled Expiration Date, the Purchaser may extend the Offer from time to time for periods not to exceed 10 business days on any one occasion to a date that is no later than:

•	March 31, 2006; or

•	a date after March 31, 2006 that is no later than the third business day following the latest of:

•	the expiration of the Superior Proposal Negotiation Period;

•	the Recommendation Deadline; and

•	the 20th business day following the date on which Georgia-Pacific notifies us that there has been a breach by us or Koch Industries of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon our or Koch Industries’ ability to complete the Offer or the Merger;

in each case (except as described in the immediately preceding sub-bullet point), so long as the failure of the Offer to be completed is not a result of our or Koch Industries’ failure to comply in any material respect with Koch Industries’ respective obligations under the Merger Agreement.

Subject to the terms of the Merger Agreement, at any Expiration Date on or after March 31, 2006, the Purchaser may extend the Offer from time to time to a date that is no later than September 14, 2006:

•	for periods not to exceed 10 business days on any one occasion, if the Antitrust Conditions have not been satisfied or waived; or

•	for a period not to exceed three business days if the Antitrust Conditions are satisfied or waived after the third business day preceding the then scheduled Expiration Date;

provided, that:

•	all of the other conditions to the Offer (other than the Minimum Condition):

•	have been satisfied or are reasonably capable of being satisfied; or

•	have not been satisfied, or are not reasonably capable of being satisfied, as a result of:

•	a breach of the Merger Agreement by Georgia-Pacific; or

•	the failure of the condition to the Offer that, after the date of the Merger Agreement, no facts, changes, events, developments or circumstances have occurred, arisen or come into existence or become known to us or Georgia-Pacific, which have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

•	the failure of the Antitrust Conditions to be satisfied is not a result of a breach of our or Koch Industries’ obligations under the Merger Agreement.

If, at any Expiration Date, any of the following events has occurred and is continuing:

•

the representations and warranties of Georgia-Pacific contained in Section 3.2 (relating to Georgia-Pacific’s capitalization) (other than Section 3.2(c), which relates to certain information regarding Georgia-Pacific options and restricted stock), Section 3.3 (relating to authorization, validity and corporate action), Section 3.4 (relating to Georgia-Pacific board approvals), Section 3.8(b)(i) (relating to the absence of a Company Material Adverse Effect) and Section 3.24 (relating to state takeover statutes) of the Merger Agreement are not true in all material respects as of the date of the Merger Agreement or the then scheduled Expiration Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time);

•	except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any of the representations and warranties of Georgia-Pacific contained in the Merger Agreement, other than representations and warranties referenced in the immediately preceding bullet point, are not true and correct (without giving effect to any references to Company Material Adverse Effect contained in the representations and warranties) as of the date of the Merger Agreement or the then scheduled Expiration Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date, without giving effect to any references to Company Material Adverse Effect contained in the representations and warranties);

•	after the date of the Merger Agreement, any facts, changes, events, developments or circumstances have occurred, arisen or come into existence or become known to us or Georgia-Pacific, which have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	Georgia-Pacific has breached or failed, in any material respect, to perform or to comply with its agreements or covenants contained in Section 5.1(a) (relating to the operations of its business) (other than the first sentence thereof, which relates to conduct of business in the ordinary course), Section 6.1(a) (relating to cooperation and efforts to complete the Offer and the Merger), Section 6.7 (relating to state takeover laws) and Section 6.10 (relating to Georgia-Pacific’s domestic reinvestment plan), and such breach or failure has not been cured; or

•	Georgia-Pacific has breached or failed to perform or comply with any of its other agreements or covenants contained in the Merger Agreement and such breaches or failures have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

then, subject to the terms of the Merger Agreement, at the request of Georgia-Pacific (which request may be made on one occasion only), the Purchaser will extend the Offer for such period or periods as we shall determine to a date that is the later of:

•	the date on which Koch Industries would otherwise be entitled to terminate the Merger Agreement pursuant to Section 8.1(b)(ii) (relating to termination for breaches of representations, warranties, covenants or agreements) or Section 8.1(b)(iii) (relating to termination in the event of a Company Material Adverse Effect) of the Merger Agreement, which, in each case, provides for a 20-business-day cure period after we give notice of the events described in the first four bullet points in this paragraph; and

•	the third business day following the date on which all matters which gave rise to the events described in the first four bullet points in this paragraph have been cured or waived by the Purchaser so that the conditions to the Offer are then satisfied or waived.

Subject to the terms of the Merger Agreement, the Purchaser has agreed, at the request of Georgia-Pacific, to extend the Offer from time to time for periods not to exceed five business days on any one occasion to a date no later than March 31, 2006 if:

•	the Minimum Condition has not been satisfied;

•	Georgia-Pacific has not previously delivered a Notice of Acquisition Proposal (as defined below in “—No Solicitation; Unsolicited Proposals”) to Koch Industries;

•	the failure of the Minimum Condition to be satisfied is not the result of Georgia-Pacific having failed to comply in any material respect with its covenants and agreements under the Merger Agreement; and

•	the conditions to the Offer described in Section 14—“Certain Conditions of the Offer,” other than the Minimum Condition, have been satisfied or are reasonably capable of being satisfied before March 31, 2006.

Subject to the terms of the Merger Agreement, if Georgia-Pacific has delivered a Notice of Acquisition Proposal to Koch Industries, and Georgia-Pacific has requested an extension of the Offer in connection therewith (which request may be made on one occasion only), the Purchaser will extend the Offer to a date that ensures that the Offer does not expire until 15 business days from the date Georgia-Pacific delivered the relevant Notice of Acquisition Proposal. In addition, if:

•	Georgia-Pacific has previously requested that we extend the Offer as described in the immediately preceding sentence:

•	on or before December 12, 2005;

•	during the four-business-day period ending on and including the 15th business day from the date Georgia-Pacific delivered such Notice of Acquisition Proposal to Koch Industries; and

•	Georgia-Pacific has delivered another Notice of Acquisition Proposal with respect to an Acquisition Proposal made by another third party and has requested an extension of the Offer in connection therewith;

then, the Purchaser will extend the Offer to a date that ensures that the Offer does not expire until the fifth business day from the date Georgia-Pacific gives Koch Industries the second Notice of Acquisition Proposal with respect to which Georgia-Pacific has requested an extension. We refer to the latest date and time to which the Purchaser is required to extend the Offer pursuant to this provision of the Merger Agreement as the “Recommendation Deadline.”

Subject to the terms of the Merger Agreement, at the request of Georgia-Pacific, we will extend the Offer from time to time to a date that is no later than March 31, 2006:

•	for periods not to exceed 10 business days on any one occasion if the Regulatory Conditions have been satisfied; or

•	for a period not to exceed three business days if the Regulatory Conditions are satisfied after the third business day preceding the then scheduled Expiration Date;

provided, that all of the other conditions to the Offer (other than the Minimum Condition):

•	have been satisfied or are reasonably capable of being satisfied; or

•	have not been satisfied, or are not reasonably capable of being satisfied, as a result of our or Koch Industries’ breach of the Merger Agreement; and

the failure of the Regulatory Conditions to be satisfied is not a result of a breach by Georgia-Pacific of its obligations under the Merger Agreement.

Subject to the terms of the Merger Agreement, at the request of Georgia-Pacific, we will extend the Offer from time to time to a date that is no later than September 14, 2006:

•	for periods not to exceed 10 business days on any one occasion if the Antitrust Conditions have not been satisfied; or

•	for a period not to exceed three business days if the Antitrust Conditions are satisfied after the third business day preceding the scheduled Expiration Date;

provided, that all of the other conditions to the Offer other than the Minimum Condition:

•	have been satisfied or are reasonably capable of being satisfied; or

•	have not been satisfied, or are not reasonably capable of being satisfied, as a result of our or Koch Industries’ breach of the Merger Agreement; and

the failure of the Antitrust Conditions to be satisfied is not a result of a breach by Georgia-Pacific of its obligations under the Merger Agreement.

The Merger Agreement permits the Purchaser to:

•	increase the Offer Price and extend the Offer to the extent required by applicable law in connection with such price increase; and

•	subject to prior consultation with Georgia-Pacific, extend the Offer to the extent otherwise required by applicable law.

If, at any Expiration Date, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly purchase Shares tendered and not withdrawn in the Offer and, according to the Merger Agreement, is required to provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act of not less than three business days and not more than 10 business days, if necessary, to acquire a number of Shares in the Offer that, together with Shares then beneficially owned by Koch Industries or its subsidiaries, represent at least 90% of the outstanding Shares on a fully diluted basis. By acquiring such number of Shares, the Purchaser will be able to effect a Short-Form Merger under Georgia law. See Section 1—“Terms of the Offer” for a description of the “subsequent offering period,” if applicable.

The Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the written consent of Georgia-Pacific except if the Merger Agreement is terminated pursuant to its terms.

Georgia-Pacific’s Board of Directors.    Under the Merger Agreement, if the Purchaser purchases at least a majority of the Shares outstanding on a fully diluted basis in the Offer, the Purchaser may elect or designate a number of directors, rounded up to the next whole number, to the board of directors of Georgia-Pacific that is equal to the total number of directors on Georgia-Pacific’s board of directors multiplied by the percentage that the Shares beneficially owned by the Purchaser and any of its affiliates bears to the total number of Shares outstanding. Georgia-Pacific has agreed to use its best efforts to take the actions that are necessary to cause the Purchaser’s designees to be elected or designated to the board, including filling vacancies or newly created directorships on the board, increasing the size of the board and/or securing resignations of its incumbent directors. If the Purchaser is entitled to designate directors to Georgia-Pacific’s board of directors, Georgia-Pacific has agreed to use its best efforts to cause the Purchaser’s designees to constitute the same percentage of each committee of Georgia-Pacific’s board of directors as on Georgia-Pacific’s board of directors, to the extent permitted by applicable law and the rules of the NYSE.

After completion of the Offer and the election of the Purchaser’s designees to Georgia-Pacific’s board of directors, Georgia-Pacific and Koch Industries have agreed to use reasonable best efforts to cause four directors who are currently members of Georgia-Pacific’s board of directors to remain as directors at least until completion of the Merger. We refer to these remaining directors as the “Continuing Directors.” The Merger Agreement provides that:

•	one of the Continuing Directors will be Georgia-Pacific’s current chief executive officer; and

•	each of the Continuing Directors other than Georgia-Pacific’s current chief executive officer will be an “independent director” as defined by Rule 303A.02 of the NYSE rules and eligible to serve on Georgia-Pacific’s Audit Committee under the Exchange Act and NYSE rules and:

•	at least one of the independent Continuing Directors will be an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K and the instructions thereto; and

•	at least two of the independent Continuing Directors will be eligible to serve on Georgia-Pacific’s Management Development and Compensation Committee under the terms of Georgia-Pacific’s stock option plans and under the Exchange Act and NYSE rules.

If any Continuing Director is unable to serve due to death, disability or resignation, the remaining Continuing Director or Continuing Directors are entitled to elect or designate another person or persons to fill the vacancy or vacancies in conformity with the requirements of the Merger Agreement, which person or persons will be deemed to be “Continuing Directors.” If no Continuing Directors remain, the other directors are entitled to designate three persons to fill the vacancies, all of whom are required to be independent and at least one of whom is required to satisfy the other requirements described in the immediately preceding two bullet-points, which persons will be deemed to be “Continuing Directors.” After completion of the Offer and the election of the Purchaser’s designees to Georgia-Pacific’s board of directors, and before completion of the Merger, the approval of a majority of the Continuing Directors is required for Georgia-Pacific to:

•	amend or terminate the Merger Agreement;

•	exercise or waive any of Georgia-Pacific’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect the holders of Shares (other than Koch Industries and us);

•	amend Georgia-Pacific’s articles of incorporation or bylaws if such action would materially and adversely affect the holders of Shares (other than Koch Industries and us); or

•	take any other action under or in connection with the Merger Agreement if such action would materially and adversely affect the holders of Shares (other than Koch Industries and us).

If there are no Continuing Directors as a result of the directors’ deaths, disabilities or refusal to serve, then Georgia-Pacific may take such actions by the majority vote of the entire board of directors (or to the extent permitted by the GBCC, a duly constituted committee thereof).

The Merger.    The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger:

•	the Purchaser will be merged with and into Georgia-Pacific and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

•	Georgia-Pacific will be the surviving corporation in the Merger under the name “Georgia-Pacific Corporation” and will continue to be governed by the applicable laws of the State of Georgia; and

•	the separate corporate existence of Georgia-Pacific, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger.

At the effective time of the Merger, Georgia-Pacific’s articles of incorporation in effect immediately prior to the effective time of the Merger will be the articles of incorporation of the surviving corporation and Georgia-Pacific’s bylaws in effect immediately prior to the effective time of the Merger will be the bylaws of the surviving corporation.

The obligations of Koch Industries and the Purchaser, on the one hand, and Georgia-Pacific, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	the Merger Agreement will have been approved by the holders of a majority of the outstanding Shares, if required by applicable law;

•	no statute, rule or regulation will have been enacted or promulgated by any governmental entity which prohibits the completion of the Merger, and there will be no order or injunction of a court of competent jurisdiction in effect preventing completion of the Merger;

•	the Purchaser will have accepted for payment and purchased all Shares validly tendered and not properly withdrawn pursuant to the Offer; provided, that, this condition will be deemed satisfied with respect to us and Koch Industries if the Purchaser fails to accept for payment or pay for Shares validly tendered and not properly withdrawn pursuant to the Offer in violation of the terms of the Offer or the Merger Agreement; and

•	subject to the Purchaser having made sufficient funds available to Georgia-Pacific, Georgia-Pacific will have accepted for purchase all of the Georgia-Pacific notes and debentures tendered in the Georgia-Pacific Notes Tender and, if requested by the Purchaser, Georgia-Pacific will have delivered a notice of redemption to the holders of the Georgia-Pacific 7.500% Senior Notes due 2006, Georgia-Pacific notes and debentures that have not been tendered in the Georgia-Pacific Notes Tender (other than the Fort James Corporation 9 1/4% Notes and Fort James Corporation 7 3/4% Notes), and will have taken all action required to satisfy and discharge the indentures with respect to such Georgia-Pacific notes and debentures.

Conversion of Capital Stock.    At the effective time of the Merger, by virtue of the Merger and without any action on the part of the holders of any securities of Georgia-Pacific or common stock, par value $1.00 per share, of the Purchaser:

•	each issued and outstanding share of the Purchaser’s common stock will be converted into and become one fully paid and nonassessable share of common stock, par value of $0.80 per share, of the surviving corporation;

•	all Shares that are owned by Georgia-Pacific as treasury stock and any Shares owned by Koch Industries, the Purchaser or any other direct or indirect wholly-owned subsidiary of Koch Industries will be cancelled and will cease to exist, and no consideration will be delivered in exchange for such Shares; and

•	each issued and outstanding Share (other than Shares to be cancelled in accordance with the preceding bullet point and other than Shares held by a holder who exercises dissenters’ rights with respect to such Shares) will be converted into the right to receive the Offer Price, payable to the holder in cash, without interest.

After the effective time of the Merger, the Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of a certificate representing Shares will cease to have any rights with respect thereto, except the right to receive the Offer Price, payable to the holder in cash, without interest thereon, upon the surrender of such certificate. Prior to the effective time of the Merger, we will deposit with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Top-Up Option.    Pursuant to the Merger Agreement, Georgia-Pacific granted to the Purchaser a Top-Up Option to purchase a number of Shares that, when added to the number of Shares owned by Koch Industries, the Purchaser or any other subsidiary of Koch Industries at the time of such exercise, will constitute one Share more than 90% of the Shares then outstanding, on a fully diluted basis, at a price per share payable in cash equal to the Offer Price. The Top-Up Option is not exercisable unless immediately after such exercise the Purchaser would own at least 90% of the Shares then outstanding. The Purchaser may exercise the Top-Up Option, in whole but not in part, at any one time after the Purchaser has accepted Shares for payment in the Offer, so long as the issuance of Shares on exercise of the Top-Up Option would not require shareholder approval under NYSE Rule 312.03, which generally requires shareholder approval prior to the issuance of a number of shares in any transaction, which upon issuance would represent in excess of 20% of the voting power of the Shares outstanding before the issuance. The Purchaser may not exercise the Top-Up Option after the date that is 15 business days following the completion of the Offer, after the completion of the Merger, or after the termination of the Merger Agreement pursuant to its terms. Upon the closing of the purchase of Shares pursuant to the Top-Up Option, the Purchaser will pay Georgia-Pacific the aggregate price required to be paid in cash or by delivery of a promissory note on market terms in form and substance reasonably satisfactory to the Continuing Directors and guaranteed by Koch Industries.

Treatment of Options, Restricted Stock and Other Equity Awards.    Upon the completion of the Offer, each option to purchase Shares, stock appreciation right (whether settled in cash or Shares), and Shares subject to restrictions and forfeiture granted pursuant to Georgia-Pacific’s equity compensation plans will by its terms and with no action of Georgia-Pacific be fully vested. In addition, upon completion of the Offer, each performance award, and each other deferred right to receive in the future Shares or cash measured in Shares, granted pursuant to Georgia-Pacific’s equity compensation plans will by its terms and with no action of Georgia-Pacific, vest and the maximum amount of Shares or cash deliverable thereunder will be delivered as provided in the applicable equity compensation plan pertaining thereto.

Stockholders’ Meeting; Merger Without a Meeting of Stockholders.    According to the Merger Agreement, Georgia-Pacific has agreed, acting through its board of directors and in accordance with applicable law, to:

•	promptly following the commencement of the Offer, duly set a record date for, call and give notice of a special meeting of its shareholders, which we refer to as the “special meeting,” for the purpose of considering and taking action upon the Merger Agreement, except that the record date is required to be set for a date after the Purchaser becomes the record holder of Shares in the Offer and the Top-Up Option, if applicable, and Georgia-Pacific is permitted to set the record date prior to the date it calls and gives notice of the special meeting;

•	amend the record date and/or meeting date in consultation with the Purchaser in connection with any extension of the Offer to ensure that the record date is after the date the Purchaser becomes the record holder of Shares pursuant to the Offer and the Top-Up Option, if applicable; and

•	if approval of Georgia-Pacific’s shareholders is required by applicable law to complete the Merger, as soon as reasonably practicable following the completion of the Offer, cause a definitive proxy statement to be mailed to Georgia-Pacific’s shareholders, use its reasonable best efforts to solicit proxies from its shareholders in favor of the Merger, convene and hold the special meeting and take all other action reasonably necessary or advisable to secure the approval of the shareholders required by the GBCC and any other applicable law to effect the Merger.

In connection with the special meeting, Georgia-Pacific has also agreed to prepare and, as promptly as practicable following the completion of the Offer or, if requested by Koch Industries, the commencement of the Offer, file with the SEC a proxy statement with respect to the special meeting. Except as otherwise required by the fiduciary duties of Georgia-Pacific’s board of directors under applicable law, Georgia-Pacific has agreed to include in the proxy statement the recommendation of Georgia-Pacific’s board of directors that shareholders of Georgia-Pacific vote in favor of the approval of the Merger and the Merger Agreement and, if the recommendation of Georgia-Pacific’s board of directors is not included in the proxy statement, Georgia-Pacific’s board of directors will make no recommendation in accordance with Section 14-2-1103 of the GBCC. The Merger Agreement provides that Koch Industries will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other wholly-owned subsidiaries and affiliates in favor of the approval of the Merger and adoption of the Merger Agreement.

If Koch Industries, the Purchaser or any other subsidiary of Koch Industries acquire at least 90% of the outstanding shares of each class of capital stock of Georgia-Pacific entitled to vote on the Merger, pursuant to the Offer or otherwise, the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable, but in no event more than 10 business days following the date on which the Purchaser becomes eligible to effect the short-form merger.

Representations and Warranties.    The Merger Agreement contains representations and warranties made by Georgia-Pacific to Koch Industries and the Purchaser and representations and warranties made by Koch Industries and the Purchaser to Georgia-Pacific. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Georgia-Pacific has made customary representations and warranties to Koch Industries and the Purchaser with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	its capitalization;

•	the validity of the Merger Agreement;

•	consents and approvals and no violations;

•	financial statements and public SEC filings;

•	Conduct of business and absence of certain changes, including that no facts, changes, events, developments or circumstances have occurred, arisen, come into existence or become known to Georgia-Pacific, which have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	the absence of undisclosed liabilities;

•	litigation;

•	employee benefit plans and labor and employment matters;

•	taxes;

•	material contracts;

•	title to properties;

•	intellectual property;

•	compliance with laws and permits, including environmental laws and regulations;

•	the information contained in this Offer to Purchase, the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement relating to the special meeting;

•	the opinion of its financial advisor;

•	insurance;

•	brokers’ fees and expenses; and

•	the inapplicability of state takeover statutes to the Offer or the Merger.

Some of the representations and warranties in the Merger Agreement made by Georgia-Pacific are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means an effect which either:

•	is materially adverse to the financial condition, business or results of operations of Georgia-Pacific and its subsidiaries, taken as a whole; or

•	prevents the consummation of the Offer or the Merger;

provided, that the definition of “Company Material Adverse Effect” excludes any effect resulting from:

•	seasonal fluctuations in the business of Georgia-Pacific and its subsidiaries;

•	any acts of terrorism or war that do not materially disproportionately affect Georgia-Pacific and its subsidiaries, taken as a whole;

•	the taking of any action required by, or the failure to take any action prohibited by (after seeking waiver thereof from the Purchaser), the Merger Agreement;

•	the announcement of the Offer or the Merger;

•	any changes in general economic conditions in industries in which Georgia-Pacific and its subsidiaries operate that do not affect Georgia-Pacific and its subsidiaries, taken as a whole, materially disproportionately relative to other entities operating in such industries;

•	any changes in the United States or global economy or the financial markets;

•	(i) the adoption or failure to adopt any Federal or state legislation with respect to asbestos, (ii) any liabilities, losses or judgments incurred by Georgia-Pacific or its subsidiaries in connection with the defense or settlement of any action or claim for damages caused by exposure to any asbestos-containing product manufactured by Georgia-Pacific or its subsidiaries so long as Georgia-Pacific or its subsidiary has managed and settled or defended, as applicable, such action or claim in the ordinary course consistent with past practice, and (iii) any additions to the existing financial reserves for Georgia-Pacific’s asbestos liabilities reflected on the consolidated balance sheet of Georgia-Pacific at September 30, 2005, up to $500 million in the aggregate, and, for greater certainty, only the amounts added to such September 30, 2005 reserves in excess of $250 million may be taken into account in determining the existence of a Company Material Adverse Effect;

•	the pending litigation between a subsidiary of Georgia-Pacific and Crown Paper Company, and all appeals therefrom and all litigation or claims related to the subject matter of such litigation;

•	any changes in energy prices; or

•	any generally applicable change in law, rule or regulation or GAAP or interpretation of any of the foregoing that do not materially disproportionately affect Georgia-Pacific and its subsidiaries, taken as a whole.

In the Merger Agreement, Koch Industries and the Purchaser have made customary representations and warranties to Georgia-Pacific with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	the validity of the Merger Agreement;

•	consents and approvals and no violations;

•	litigation;

•	the information contained in this Offer to Purchase, Georgia-Pacific’s Solicitation/Recommendation Statement filed on Schedule 14D-9, and any proxy statement relating to the special meeting;

•	financing commitments the Purchaser received;

•	the business operations of the Purchaser; and

•	ownership of Shares by Koch Industries, the Purchaser and other subsidiaries of Koch Industries.

None of the representations and warranties contained in the Merger Agreement or in any schedule, instrument or other document delivered in connection with the Merger Agreement survive the effective time of the Merger. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the effective time of the Merger.

Interim Operations; Covenants.    According to the Merger Agreement, except for actions disclosed to the Purchaser prior to execution of the Merger Agreement, required to be taken pursuant to the Merger Agreement, taken in the ordinary course of business consistent with past practice as to matters that would not require the approval of Georgia-Pacific’s board of directors or agreed to in writing by Koch Industries, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the acceptance for payment of shares in the Offer, Georgia-Pacific will, and will cause its subsidiaries, to use commercially reasonably efforts to:

•	conduct their businesses in all material respects in the ordinary course consistent with past practice;

•	preserve substantially intact their present business organizations; and

•	keep available the services of their current officers and other key employees and preserve relationships with material customers, suppliers, distributors and others having material business relationships with Georgia-Pacific and its subsidiaries.

In addition, except as disclosed to the Purchaser prior to execution of the Merger Agreement, required to be taken pursuant to the Merger Agreement, taken in the ordinary course of business consistent with past practice as to matters that would not require the approval of Georgia-Pacific’s board of directors or agreed to in writing by Koch Industries, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the acceptance for payment of shares in the Offer, Georgia-Pacific has agreed not to, and will not permit its subsidiaries to, directly or indirectly:

•	amend Georgia-Pacific’s articles of incorporation or bylaws, or any equivalent documents of any of its subsidiaries, or amend the terms of any outstanding security of Georgia-Pacific or its subsidiaries;

•	split, combine, subdivide or reclassify any shares of capital stock of Georgia-Pacific or its subsidiaries;

•	declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, except for regular quarterly cash dividends, having customary record and payment dates not in excess of $0.175 per Share, and except as required to effect the “§965 Dividend” described below;

•	redeem, purchase or otherwise acquire any equity interests;

•	issue, sell, pledge, deliver, transfer, dispose of or encumber any Shares or other capital stock or equity interests, or grant any outstanding options, stock appreciation rights, performance awards, deferred stock, restricted stock, warrants or other rights the value of which is determined in reference to any equity interests of Georgia-Pacific or its subsidiaries; provided, that Georgia-Pacific may issue Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of options, stock appreciation rights, performance awards, deferred stock and restricted stock disclosed to the Purchaser;

•	acquire in one transaction or any series of related transactions except in the ordinary course of business consistent with past practice (i) any assets having a fair market value in excess of $50 million or (ii) any equity interests in any person or any business or division of any person or all or substantially all of the assets thereof in each case having a fair market value in excess of $50 million;

•	transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets having a fair market value in excess of $50 million, other than (i) in the ordinary course of business consistent with past practice, (ii) dispositions of equipment and property no longer used in the operation of the business, (iii) dispositions of assets related to discontinued operations as reflected in documents filed with the SEC prior to the date of the Merger Agreement and (iv) pursuant to borrowings reasonably necessary to effect the §965 Dividend;

•	incur or assume, or make any material modification or amendment to the terms of, any long-term or short-term indebtedness, issue any industrial revenue bonds or enter into any capital lease, except for (a) borrowings under Georgia-Pacific’s existing revolving credit facility (or any replacement facility therefor) in the ordinary course of business consistent with past practice, (b) borrowings reasonably necessary to effect the §965 Dividend or (c) a renewal, amendment or replacement of Georgia-Pacific’s existing accounts receivable securitization facility;

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person;

•	make any loans, advances or capital contributions to, or investments in, any other person other than loans, advances or capital contributions to, or investments in, wholly-owned subsidiaries of Georgia-Pacific made in the ordinary course of business consistent with past practice;

•	make any change in, or accelerate the vesting of, the compensation or benefits payable to, or grant any severance or termination pay to, any of its officers, directors, employees, agents or consultants, other than increases in wages to employees who are not directors, executive officers or affiliates in the ordinary course of business consistent with past practice or as required by applicable law or the terms of any employee benefit plan or agreement existing on the date of the Merger Agreement;

•	other than as required by applicable law or in connection with the hiring of any new employee, enter into or amend any material employment, consulting, severance, retention, change in control, termination pay, collective bargaining or other agreement or any equity based compensation, pension, deferred compensation, welfare benefits or other employee benefit plan or arrangement, or make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to a benefit plan or otherwise;

•	pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefits pursuant to any existing plan, agreement or arrangement, or pay or agree to pay or make any accrual or arrangement for payment of any amount relating to unused vacation days, except for payments and accruals made in the ordinary course of business consistent with past practice;

•	other than as required by applicable law or in connection with the hiring of any new employee or promotion made in the ordinary course of business, adopt or pay, grant, issue, accelerate, adjust or accrue salary or other payments or benefits pursuant to any employee benefit plan, agreement or arrangement, or any employment or consulting agreement, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing except in the ordinary course of business consistent with past practice for individuals who are not directors or officers of Georgia-Pacific;

•	except as publicly announced prior to the date of the Merger Agreement, plan, announce, implement or effect any material reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Georgia-Pacific or its subsidiaries other than employee terminations for cause or following performance reviews;

•	incur any capital expenditures in excess of $50 million, individually, or $100 million, in the aggregate, except those contemplated in the capital expenditure budgets for Georgia-Pacific and its subsidiaries disclosed to the Purchaser;

•	enter into any agreement or arrangement that limits or otherwise restricts Georgia-Pacific or its subsidiaries from engaging or competing in any line of business or in any location;

•	enter into, amend, modify or terminate any material contract or otherwise waive, release or assign any material rights, claims or benefits thereunder;

•	settle or pay or propose to settle or pay, any material litigation, investigation, arbitration, proceeding or other liability, other than the payment or discharge, in the ordinary course of business consistent with past practice, of liabilities or obligations (i) expressly disclosed or reserved against in the Georgia-Pacific’s most recent financial statements filed with or furnished to the SEC (and publicly available) prior to the date of the Merger Agreement or (ii) incurred in the ordinary course of business consistent with past practice since the date of such financial statements;

•	intentionally cause, without reasonable prior notice to the Purchaser, any insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated that is not replaced or renewed in the ordinary course of business;

•	change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes required by GAAP or Regulation S-X promulgated under the Exchange Act, as concurred in by its independent registered public accountants;

•	revalue in any material respect any of its assets, including writing down the value of inventory or writing down notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

•	other than in the ordinary course of business consistent with past practice and except to the extent required by applicable law, make or change any material tax election, adopt or change any tax accounting method or period, file any amended material tax return, enter into any closing agreement, settle or consent to any tax claim, take any affirmative action to surrender any right to claim a refund of taxes, or consent to any extension or waiver of the limitation period applicable to any tax claim;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Georgia-Pacific or its subsidiaries, other than the Merger;

•	take any action, including the adoption of any shareholder rights plan, which would, directly or indirectly, restrict or impair the ability of Koch Industries to vote, or otherwise to exercise the rights and receive the benefits of a shareholder with respect to, securities of Georgia-Pacific to be acquired or controlled by Koch Industries or the Purchaser in accordance with the terms of the Merger Agreement;

•	sell, lease, abandon, transfer, dispose of, or grant material rights under any material intellectual property or materially modify any existing rights with respect thereto, except in the ordinary course of business consistent with past practice, or enter into any settlement regarding the infringement of any material intellectual property; or the breach of any license agreements governing use of material intellectual property; and

•	enter into any written agreement, contract, commitment or arrangement to do any of the things described in the preceding bullet points, or authorize, recommend, propose, in writing or announce an intention to do any of the things described in the preceding bullet points.

No Solicitation; Unsolicited Proposals.    From the date of the Merger Agreement until the completion the Merger or, if earlier, the termination of the Merger Agreement according to its terms, Georgia-Pacific has agreed that neither it nor its subsidiaries will, and Georgia-Pacific will use reasonable best efforts to cause its and its subsidiaries’ respective officers, directors, employees, investment bankers, attorneys, accountants or other agents, whom we refer to collectively as “representatives,” not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information), the making, submission or implementation of any proposal that constitutes, or could be expected to lead to, an Acquisition Proposal (as defined below);

•	participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to Georgia-Pacific or its subsidiaries or afford access to the properties, books or records or employees of Georgia-Pacific or its subsidiaries to, any third person (other than Koch Industries and its subsidiaries and representatives) relating to an Acquisition Proposal;

•	accept an Acquisition Proposal; or

•	enter into any agreement, arrangement or contract (including any letter of intent) with respect to or contemplating an Acquisition Proposal or enter into any agreement, arrangement or contract requiring Georgia-Pacific to abandon, terminate or fail to consummate, or change its recommendation with respect to, the Offer or the Merger.

Georgia-Pacific has further agreed that it will, and will cause its subsidiaries and its and their respective representatives to, immediately cease and terminate any solicitation, discussion, activity or negotiation with any other party with respect to an Acquisition Proposal.

Notwithstanding the restrictions described above, at any time prior to acceptance for payment of Shares in the Offer, Georgia-Pacific may (subject to compliance with the provisions described in the immediately succeeding paragraph) furnish information with respect to Georgia-Pacific and its subsidiaries to a third party that has made an unsolicited bona fide written proposal to Georgia-Pacific relating to an Acquisition Proposal and participate in discussions or negotiations regarding the Acquisition Proposal if:

•	Georgia-Pacific’s board of directors concludes in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal is, or is reasonably likely to result in, a Superior Proposal; and

•	any information furnished to such third party is furnished pursuant to a customary confidentiality agreement containing terms no less restrictive than the terms of the Confidentiality Agreement between Koch Industries and Georgia-Pacific.

According to the Merger Agreement, Georgia-Pacific is required to notify Koch Industries of any determination by Georgia-Pacific’s board of directors to furnish information to a third party that has made an Acquisition Proposal and/or participate in discussions regarding the Acquisition Proposal, no later than the same date that Georgia-Pacific takes such action. We refer to this notice as a “Notice of Acquisition Proposal.” The Notice of Acquisition Proposal must include a summary of the material terms and conditions of the Acquisition Proposal, the identity of the third party making the Acquisition Proposal and, to the extent known, the third party’s equity investors. Georgia-Pacific is also required to keep Koch Industries reasonably informed of the status of any discussions or negotiations with the third party and of any material modifications (including any change in amount or form of consideration) to the terms of the Acquisition Proposal.

In addition, if Georgia-Pacific receives an Acquisition Proposal, or a request for information or inquiry that relates to or could be expected to lead to an Acquisition Proposal, and Georgia-Pacific has not within 72 hours after Georgia-Pacific receives the Acquisition Proposal, request or inquiry:

•	delivered a Notice of Acquisition Proposal; or

•	affirmatively advised the third party making the Acquisition Proposal, request or inquiry that Georgia-Pacific’s board of directors has concluded that the Acquisition Proposal, request or inquiry is not, and is not reasonably likely to result in, a Superior Proposal;

then Georgia-Pacific must provide Koch Industries with a summary of the material terms and conditions of the Acquisition Proposal, request or inquiry and the identity of the third party making such Acquisition Proposal or inquiry. Georgia-Pacific is also required to keep Koch Industries reasonably informed of any material modifications to the Acquisition Proposal, request or inquiry (including any change in amount or form of consideration).

The Merger Agreement does not prohibit Georgia-Pacific from issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) under the Exchange Act, from taking and disclosing to its shareholders a position as contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, or from making any disclosure to its shareholders as otherwise required by applicable law.

Georgia-Pacific agreed to demand that each person which had previously executed a confidentiality agreement relating to an Acquisition Proposal with or for the benefit of Georgia-Pacific promptly return or destroy all information, documents and materials previously furnished by Georgia-Pacific or any of its representatives to such person or any of its representatives relating to an Acquisition Proposal or to Georgia-Pacific or its businesses, operations or affairs.

Change in Recommendation.    The Merger Agreement provides that neither the board of directors of Georgia-Pacific nor any committee thereof will:

•	withdraw, qualify, modify, change or amend, in any manner adverse to our or Koch Industries’ interests, the approval, adoption or recommendation by Georgia-Pacific’s board of directors or any committee thereof of the Offer, the Merger Agreement or the Merger, which we refer to as the “Company Recommendation”;

•	take a neutral position or make no recommendation with respect to an Acquisition Proposal that has been publicly disclosed or otherwise become known to any person other than Georgia-Pacific, Koch Industries, the Purchaser and their respective representatives at any time on or after the later of:

•	the 10th business day following public disclosure of the Acquisition Proposal; or

•	if Georgia-Pacific has delivered a Notice of Acquisition Proposal, the Recommendation Deadline;

•	fail to reconfirm the Company Recommendation, or its approval or adoption of the Merger Agreement, the Offer or the Merger by the later of:

•	two business days following Koch Industries’ request to do so; or

•	the expiration of the applicable time period described in the immediately preceding two sub-bullet points;

•	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal;

•	if any person other than us commences a tender offer or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of 25% or more of the outstanding Shares, fail to recommend that Georgia-Pacific’s shareholders not tender their Shares in such tender offer or exchange offer at any time on or after the later of:

•	the 10th business day of the tender offer or exchange offer; or

•	if Georgia-Pacific has delivered a Notice of Acquisition Proposal, the Recommendation Deadline;

•	permit Georgia-Pacific or its subsidiaries to enter into any agreement (other than a confidentiality agreement as described above under “—No-Solicitation; Unsolicited Proposals”), including any letter of intent, with respect to any Acquisition Proposal; or

•	resolve or propose to take any action described in the preceding bullet points.

The actions described in the bullet points in the immediately preceding paragraph are referred to in the Merger Agreement as a “Company Change in Recommendation.”

Notwithstanding the provisions described above, the Merger Agreement provides that Georgia-Pacific is not prohibited, during the period after Georgia-Pacific has delivered a Notice of Acquisition Proposal and before the Recommendation Deadline (or, if later, the expiration of the Superior Proposal Negotiation Period) from:

•	publicly announcing its receipt of the Acquisition Proposal;

•	qualifying, modifying, or amending, in any manner adverse to our and Koch Industries’ interests, the Company Recommendation;

•	taking a neutral position or making no recommendation with respect to the Acquisition Proposal;

•	failing to reconfirm the Company Recommendation, or its approval or adoption of the Merger Agreement, the Offer or the Merger; or

•	failing to recommend that Georgia-Pacific’s shareholders not tender their Shares in a tender offer or exchange offer that would result in any person or group becoming a beneficial owner of 25% or more of the outstanding Shares.

In addition, Georgia-Pacific is not prohibited by the Merger Agreement from making accurate disclosure of factual information regarding the business, financial condition or results of operations of Georgia-Pacific or the fact that an Acquisition Proposal has been made, the identity of the party making the Acquisition Proposal or the terms of the Acquisition Proposal to the extent such factual information is required to be disclosed under applicable law.

Any disclosure of the type and during the periods described in the two preceding paragraphs is not deemed to be a “Company Change in Recommendation” so long as the Georgia-Pacific’s board of directors does not withdraw or change the Company Recommendation in any manner adverse to our and Koch Industries’ interests.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means any offer or proposal, whether or not in writing, by any third person that relates to:

•	any merger, consolidation, recapitalization or other direct or indirect business combination involving Georgia-Pacific;

•	the issuance or acquisition of shares of capital stock or other equity securities of Georgia-Pacific representing 25% or more (by voting power) of the outstanding capital stock of Georgia-Pacific;

•	any tender offer or exchange offer that if consummated would result in any person, together with all affiliates thereof, beneficially owning shares of capital stock or other equity securities of Georgia-Pacific representing 25% or more (by voting power) of the outstanding capital stock of Georgia-Pacific; or

•	the acquisition, license, purchase or other disposition of more than 25% of the assets of Georgia-Pacific and its subsidiaries (including the capital stock of its subsidiaries), taken as a whole.

•	“Superior Proposal” means any bona fide written Acquisition Proposal obtained after November 13, 2005 which on its most recently amended or modified terms (if amended or modified) Georgia-Pacific’s board of directors or committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the proposal and the third party making the Acquisition Proposal, is on terms and conditions more favorable to Georgia-Pacific’s shareholders than the Merger Agreement (including any adjustment to the terms and conditions of the Merger Agreement agreed to in writing by Koch Industries and us in response to such Acquisition Proposal). For purposes of this definition, the applicable percentages in the second, third and fourth sub-bullet points of the definition of Acquisition Proposal are deemed to be 50% as opposed to 25%.

Georgia-Pacific Debt Securities.    Georgia-Pacific has agreed that it will, on the date of commencement of the Offer, commence a tender offer, which we refer to as the “Georgia-Pacific Notes Tender,” for the following outstanding debt securities:

•	Georgia-Pacific 7.375% Senior Notes due 2008;

•	Georgia-Pacific 8.875% Senior Notes due 2010;

•	Georgia-Pacific 9.375% Senior Notes due 2013;

•	Georgia-Pacific 8.00% Senior Notes due 2014;

•	Fort James 6.875% Senior Notes due 2007;

•	Fort James 9.25% Debentures due 2021; and

•	Fort James 7.75% Debentures due 2023.

The aggregate consideration payable to holders of a particular issue of debt securities in the Georgia-Pacific Notes Tender is an amount in cash calculated according to a methodology determined by the Purchaser. In connection with the Georgia-Pacific Notes Tender, Georgia-Pacific will solicit consents to eliminate many of the principal covenants and certain events of default, and amend other provisions, of the indentures with respect to the debt securities tendered. Georgia-Pacific’s obligation to accept for payment and pay for the applicable debt securities tendered in the Georgia-Pacific Notes Tender is subject to our making sufficient funds available to Georgia-Pacific to purchase tendered debt securities and to other conditions, including the prior or substantially concurrent consummation of the Merger.

At the Purchaser’s request, Georgia-Pacific will, subject to the concurrent completion of the Merger, redeem the following debt securities under the provisions of the applicable indentures:

•	Georgia-Pacific 7.375% Senior Notes due 2008;

•	Georgia-Pacific 8.875% Senior Notes due 2010;

•	Georgia-Pacific 9.375% Senior Notes due 2013;

•	Georgia-Pacific 8.00% Senior Notes due 2014;

•	Georgia-Pacific 7.500% Senior Notes due 2006; and

•	Fort James 6.875% Senior Notes due 2007.

If the Purchaser requests that Georgia-Pacific or its subsidiaries redeem any of the foregoing debt securities, the Purchaser is required to deposit or cause to be deposited with the trustee under each of the indentures with respect to securities called for redemption funds sufficient to satisfy and discharge the relevant indenture pursuant to the applicable sections thereof.

Indemnification and Insurance.    The surviving corporation is required to indemnify, defend and hold harmless the individuals who served as officers and directors of Georgia-Pacific and its subsidiaries at any time at or prior to completion of the Merger, whom we refer to as “covered persons,” as provided in the terms of Georgia-Pacific’s articles of incorporation and bylaws and under any agreements as in effect on the date of the Merger Agreement, against any liabilities and expenses arising out of or relating to actions or omissions occurring at or prior to completion of the Merger to the full extent permissible under applicable provisions of the GBCC. The surviving corporation is also required to advance expenses (including legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification pursuant to the procedures set forth in the Merger Agreement, and to the extent provided in Georgia-Pacific’s articles of incorporation or bylaws or its indemnification agreements as in effect on the date of the Merger Agreement; provided, that any person to whom expenses are advanced undertakes, to the extent required by Georgia-Pacific’s articles of incorporation or bylaws or the GBCC, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification.

For a period of six years after the completion of the Merger, the articles of incorporation and bylaws of the surviving corporation must contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of covered persons for periods prior to and including the completion of the Merger than are currently set forth in Georgia-Pacific’s articles of incorporation and bylaws. Indemnification agreements with covered persons in existence on the date of the Merger Agreement that survive the Merger will continue in full force and effect in accordance with their terms.

Koch Industries is required to cause the surviving corporation to maintain and extend all existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of not less than six years after the completion of the Merger with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred on or before the completion of the Merger, including in connection with the approval of the Merger Agreement and the transactions contemplated thereby. The surviving corporation may substitute policies of substantially equivalent coverage and amounts containing terms no less favorable to the covered persons than the existing D&O Insurance. If the existing D&O Insurance expires or is terminated or cancelled during the relevant period through no fault of the surviving corporation, then the surviving corporation is required obtain substantially similar D&O Insurance, provided that the surviving corporation is not required to pay aggregate premiums for insurance in excess of 300% of the aggregate premiums paid by Georgia-Pacific in 2004. If the surviving corporation is unable to obtain the amount of insurance required for such aggregate premium, the surviving corporation will obtain as much insurance as can be obtained for aggregate premiums not in excess of 300% of such aggregate premium. In lieu of the foregoing, Koch Industries or the surviving corporation may elect to obtain prepaid policies prior to the completion of the Merger, which policies provide the covered persons with D&O Insurance coverage of equivalent amount and on at least as favorable terms as that provided by Georgia-Pacific’s current D&O Insurance for an aggregate period of at least six years after completion of the Merger with respect to claims arising from facts or events that occurred on or before the completion of the Merger, including, without limitation, in connection with the approval of the Merger Agreement and the transactions contemplated thereby. If prepaid policies have been obtained prior to the completion of the Merger, Koch Industries will, and will cause the surviving corporation to, maintain such policies in full force and effect and continue to honor the obligations thereunder.

If the surviving corporation or any or its successors or assigns consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or transfers all or substantially all of its properties and assets to any person, then the Merger Agreement requires that proper provision be made so that the continuing or surviving corporation or entity or transferee of assets, as the case may be, will assume all of the applicable obligations described above.

The covered persons (and their successors and heirs) are intended third party beneficiaries of these indemnification and insurance provisions in the Merger Agreement, and these provisions are not permitted to be amended in a manner that is adverse to the covered persons (including their successors and heirs) or terminated without their consent.

Confidentiality; Access to Information.    From the date of the Merger Agreement until the completion of the Merger, Georgia-Pacific has agreed, subject to the terms of the Confidentiality Agreement described below to, and has agreed to cause its subsidiaries to give us and our representatives, reasonable access to Georgia-Pacific’s facilities, agreements, contracts, books, plans, reporting systems, and management personnel, attorneys, accountants and other professionals.

Public Disclosure.    The parties have agreed that, so long as the Merger Agreement is in effect, neither Georgia-Pacific nor Koch Industries, nor any of their respective controlled affiliates, will issue or cause the publication of any press release or other announcement with respect to the Offer, the Merger or the Merger Agreement without the prior consent of the other party, except as a party reasonably concludes, after receiving the advice of outside counsel, that disclosure is required by law or by any listing agreement with or listing rules of a national securities exchange or trading market. In such event, the party seeking to make disclosure will, on a basis reasonable under the circumstances, provide a meaningful opportunity to the other parties to review and comment upon such press release or other announcement and will give due consideration to all reasonable additions, deletions or changes suggested thereto.

Consents and Approvals.     Each of Georgia-Pacific, Koch Industries and the Purchaser has agreed to use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable law or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable; (ii) obtain from any governmental entities any consents, licenses, permits, waivers, clearances approvals, authorizations or orders required to be obtained or made by Koch Industries, Georgia-Pacific or the Purchaser or any of their respective subsidiaries, or avoid any action or proceeding by any governmental entity in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) make or cause to be made the applications or filings required to be made by Koch Industries, Georgia-Pacific, or the Purchaser or any of their respective subsidiaries under any applicable laws in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby; (iv) comply at the earliest practicable date with any request under any applicable laws for additional information, documents or other materials received by Koch Industries, the Purchaser or Georgia-Pacific or any of their respective subsidiaries from the Federal Trade Commission or the Department of Justice or any other governmental entity in connection with such applications or filings or the transactions contemplated by the Merger Agreement; and (v) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making any filing under any applicable laws and any filings, conferences or other submissions related to resolving any investigation or other inquiry by any governmental entity.

Each of Georgia-Pacific and Koch Industries has agreed to give, or will cause their respective subsidiaries to give, any notices to third parties, and use, and cause their respective subsidiaries to use, reasonable best efforts to obtain any third party consents, necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, required to be disclosed by Georgia-Pacific to the Purchaser in a disclosure schedule to the Merger Agreement, or required to prevent a Company Material Adverse Effect from occurring prior to or after the completion of the Offer. In the event that either party fails to obtain any third party consent described above, the party will use reasonable best efforts, and will take any such actions reasonably requested by the other party thereto, to mitigate any adverse effect upon Georgia-Pacific and Koch Industries, their respective subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the completion of the Offer, from the failure to obtain such consent. Neither Koch Industries nor the Purchaser is required to, and neither Georgia-Pacific nor its subsidiaries will without the written consent of Koch Industries, make any material payment to any third party or agree to any limitation on the conduct of its business, in order to obtain any such consent.

If necessary to obtain from any governmental entities any consents, licenses, permits, waivers, clearances approvals, authorizations or orders required to be obtained or made by Koch Industries or Georgia-Pacific or any of their respective subsidiaries, under the HSR Act, the EC Merger Regulation and the antitrust, merger control, competition, foreign or similar laws of Canada or Turkey or any other applicable law, each of Koch Industries and Georgia-Pacific have agreed to cooperate with each other and, if necessary to obtain any such regulatory approval or have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order (whether temporary, preliminary or permanent):

•	Koch Industries will take any and all actions with respect to its assets or the assets of any of its subsidiaries (including selling, holding separate, licensing or otherwise disposing of such assets, or agreeing to, or permitting, any of the foregoing with respect to such assets); and

•	Georgia-Pacific will take any and all actions with respect to its assets or the assets of any of the subsidiaries of Georgia-Pacific (including selling holding separate, licensing or otherwise disposing of such assets, or agreeing to, or permitting, any of the foregoing with respect to such assets);

provided, that the obligation to take any such action will be conditioned upon the acceptance for payment of Shares pursuant to the Offer.

Each party has agreed to use its best efforts to cause the waiting period under the HSR Act to expire or be terminated, and to otherwise obtain all regulatory approvals in connection with, the EC Merger Regulation and the antitrust, merger control, competition, foreign or similar laws of Canada or Turkey or any other applicable law, as promptly as possible after the date of the Merger Agreement.

State Takeover Laws.    If any “control share acquisition”, “fair price” or other anti-takeover laws or regulations enacted under state or federal laws become or are deemed to become applicable to Georgia-Pacific, the Offer, the acquisition of Shares pursuant to the Offer, the Top-Up Option or the Merger, then Georgia-Pacific’s board of directors has agreed to use its reasonable best efforts to render such statutes irrevocably inapplicable.

Domestic Reinvestment Plan.    No later than the earlier of the business day immediately prior to the Expiration Date or December 30, 2005, Georgia-Pacific has agreed to cause to be paid in cash dividends from certain of its foreign subsidiaries, which dividends, as defined and more fully described in Georgia-Pacific’s Domestic Reinvestment Plan dated as of September 7, 2005, are intended to qualify for the tax benefits set forth in Section 965 of the Internal Revenue Code (collectively, the “§965 Dividend”).

Assistance with Financing.    Georgia-Pacific has agreed, and will cause its subsidiaries and representatives, to use their reasonable best efforts to assist Koch Industries and us in obtaining completion and funding of the financing for the Offer and the Merger.

Employee Benefits.    For a period of one year following the completion of the Merger, the surviving corporation will use good faith efforts to provide employees of Georgia-Pacific and its subsidiaries with base salary, employee benefits and incentive compensation (excluding equity compensation) opportunities that are in the aggregate substantially equivalent in value to the current benefits provided by Georgia-Pacific (other than with respect to change of control payments or other payments resulting from the Offer or the Merger). The Merger Agreement is not a guarantee of employment and does not prohibit or restrict the right of the surviving corporation to reduce or modify salaries and incentive compensation in a manner that is reasonably related to an individual employee’s job performance or to any change in the scope of an individual employee’s responsibilities, make changes to an individual employee’s job status or compensation to the extent necessary to reflect changes in employment or market conditions, make changes to salaries, employee benefits and incentive compensation pursuant to negotiations in connection with a collective bargaining agreement, and amend and/or eliminate any benefit program consistent with the other provisions of the Merger Agreement.

Koch Industries has agreed to provide employees of Georgia-Pacific and its subsidiaries credit for all purposes (including for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Koch Industries (to the extent the employee is brought under the plan), the surviving corporation or any of their respective subsidiaries under which each employee may be eligible to participate on or after the completion of the Merger to the same extent recognized by Georgia-Pacific and its subsidiaries under comparable employee benefit plans immediately prior to completion of the Merger. Crediting of service will not operate to duplicate any benefit or the funding of any such benefit.

If after the completion of the Merger, the surviving corporation changes the welfare benefit plans, programs and arrangements in which employees participate, Koch Industries will (i) waive, or use commercially reasonable efforts to cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each employee to the same extent waived under a comparable employee benefit plan maintained by

Georgia-Pacific or its subsidiaries, and (ii) with respect to the plan year in which a change was made provide a credit to each employee for any co-payments, deductibles and out-of-pocket expenses paid by the employee under the employee benefit plans maintained by Georgia-Pacific or its subsidiaries during the relevant plan year, up to and including the completion of the Merger.

Termination.    The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time before the effective time of the Merger, whether before or after shareholder approval thereof:

•	by mutual written consent of Koch Industries and Georgia-Pacific;

•	by Koch Industries:

•	if, prior to acceptance for payment of Shares pursuant to the Offer, there has been a breach by Georgia-Pacific of the Merger Agreement that would result in any condition described in Section 14—“Certain Conditions of the Offer” not being satisfied, provided that such breach is not capable of being cured or such condition is not capable of being satisfied or such breach is not cured or such condition is not satisfied within 20 business days after the receipt of notice thereof by Georgia-Pacific from us or Koch Industries; or

•	if, prior to acceptance for payment of Shares pursuant to the Offer, any facts, changes, events, developments or circumstances have occurred, arisen, come into existence or become known which, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect and such Company Material Adverse Effect is not capable of being cured or is not cured within 20 business days of notice thereof by us or Koch Industries to Georgia-Pacific; or

•	if either:

•	Georgia-Pacific or any of its subsidiaries, acting through Georgia-Pacific’s board of directors, any director or executive officer of Georgia-Pacific, or through any other person at the instruction or request of Georgia-Pacific’s board of directors or any director or executive officer of Georgia-Pacific, has intentionally or willfully breached the provisions of the Merger Agreement governing non-solicitation or change in board recommendation and, in the case of the first breach only, the breach is either incapable of being cured or is not cured within three business days after notice thereof by us or Koch Industries; or

•	if any other representative of Georgia-Pacific or its subsidiaries has taken any action in violation of the non-solicitation provisions of the Merger Agreement and Georgia-Pacific has failed to use its reasonable best efforts to cause the representative to cease the activity after notice thereof by us or Koch Industries and, if the representative fails to cease the activity, terminate the representative for cause;

•	by either Koch Industries or Georgia-Pacific, if a court of competent jurisdiction or other governmental entity has issued a final, non-appealable order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger such that the conditions or requirements set forth in the Merger Agreement will not be capable of being satisfied; or

•	by Georgia-Pacific if, prior to acceptance for payment of Shares pursuant to the Offer, there has been a breach by us or Koch Industries of the Merger Agreement that has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon our or Koch Industries’ ability to complete the Offer or the Merger; provided that such breach is not capable of being cured or such condition is not capable of being satisfied or such breach is not cured or such condition is not satisfied within 20 business days after the receipt of notice thereof by us from Georgia-Pacific;

•	by Koch Industries, at any time prior to the acceptance for payment of the Shares pursuant to the Offer, if:

•	Georgia-Pacific’s board of directors, or any committee thereof, has made a Company Change in Recommendation or has notified Koch Industries that Georgia-Pacific’s board of directors has received a Superior Proposal and is prepared to enter into a definitive agreement with respect to, or recommend, the Superior Proposal;

•	by the Recommendation Deadline, Georgia-Pacific’s board of directors has not revoked any disclosure or statement that would have constituted a Company Change in Recommendation absent the provision in the Merger Agreement that permits Georgia-Pacific to make certain statements after it has delivered a Notice of Acquisition Proposal and prior to the Recommendation Deadline, and reissued and confirmed the Company Recommendation in a manner no less favorable to our and Koch Industries’ interests than the original Company Recommendation; or

•	any person other than Koch Industries or its affiliates has become the beneficial owner of more than 25% of the outstanding Shares;

•	by Koch Industries, if the Offer has expired without acceptance for payment of Shares; provided that Koch Industries is not entitled to terminate the Merger Agreement if we or Koch Industries are in material breach of the Merger Agreement and such breach has been the cause of, or resulted in, the failure to satisfy any of the conditions to the Purchaser’s obligation to accept for payment the Shares in the Offer;

•	by Georgia-Pacific, if the Purchaser has failed to commence the Offer as provided in the Merger Agreement or if the Offer has terminated or expired without acceptance for payment of Shares; provided, that Georgia-Pacific is not entitled to terminate the Merger Agreement if Georgia-Pacific is in material breach of the Merger Agreement and such breach has been the cause of, or resulted in, the failure of the commencement of the Offer or the failure to satisfy any of the conditions to the Purchaser’s obligation to accept for payment the Shares in the Offer;

•	by Georgia-Pacific, if prior to acceptance for payment of Shares pursuant to the Offer, Georgia-Pacific’s board of directors (or a duly constituted committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited bona fide Acquisition Proposal is a Superior Proposal, but only if:

•	Georgia-Pacific provides written notice to Koch Industries advising that Georgia-Pacific’s board of directors has received a Superior Proposal and is prepared to enter into a definitive agreement as to the Superior Proposal or recommend the Superior Proposal to Georgia-Pacific’s shareholders pursuant to Rule 14e-2 under the Exchange Act, specifying the material terms and conditions of the Superior Proposal, including a copy of the form of definitive agreement, if applicable, and identifying the third party making the Superior Proposal and, to the extent known, the third party’s equity investors;

•

Koch Industries does not make an offer that Georgia-Pacific’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, to be at least as favorable to Georgia-Pacific’s shareholders as the Superior Proposal (i) in the case of the initial notice as to the Superior Proposal, within five full business days of Koch Industries’ receipt of the notice, or (ii) if a Superior Proposal is modified in response to a revised offer made by Koch Industries, and Georgia-Pacific provides a new written notice with respect to the modified Superior Proposal and Georgia-Pacific’s board of directors has determined that the modifications to the prior Superior Proposal would otherwise result in Koch Industries’ most recent offer no longer being at least as favorable to Georgia-Pacific’s shareholders as the modified Superior Proposal, within two full business days of Koch Industries’ receipt of the notice (such five-business-day or two-business-day period, as applicable, the “Superior Proposal Negotiation Period”); provided that during the Superior Proposal Negotiation Period, Georgia-Pacific must negotiate in good faith with Koch Industries (to the extent Koch Industries wishes to negotiate) to enable Koch Industries to make, modify or complete a favorable offer; and

•	concurrently with termination of the Merger Agreement, Georgia-Pacific pays Koch Industries the Termination Fee (as defined below);

provided, that, concurrently with the termination of the Merger Agreement, Georgia-Pacific may enter into a definitive agreement providing for implementation of the Superior Proposal.

Effect of Termination.    To terminate the Merger Agreement on its terms, written notice is required to be given to the other party or parties specifying the provision of the Merger Agreement pursuant to which the termination is made, and the Merger Agreement will become null and void and, subject to certain exceptions described in the Merger Agreement, there will be no liability on the part of Koch Industries, the Purchaser or Georgia-Pacific to one another with respect to such termination. No party is relieved of any liability for a willful or intentional breach of the Merger Agreement. In addition, we would not be relieved of any liability to Georgia-Pacific if we fail to complete the Offer or fail to complete the Merger in accordance with the terms and conditions of the Merger Agreement.

If the Merger Agreement has been terminated in any of the following circumstances:

•	by Koch Industries, if, prior to acceptance for payment of Shares pursuant to the Offer, there has been a breach by Georgia-Pacific of the Merger Agreement that would result in any condition described in Section 14—“Certain Conditions of the Offer” not being satisfied, in a circumstance in which the breach is not capable of being cured or the condition is not capable of being satisfied or such breach is not cured or such condition is not satisfied within 20 business days after the receipt of notice thereof by Georgia-Pacific from us;

•	by Koch Industries, if, at any time prior to acceptance for payment of Shares pursuant to the Offer, any person other than us or Koch Industries or its affiliates has become the beneficial owner of more than 25% of the outstanding Shares;

•	by Koch Industries, if the Offer has expired without acceptance for payment of Shares, in a circumstance in which we and Koch Industries are not in material breach of the Merger Agreement that has been the cause of, or resulted in, the failure to satisfy any of the conditions to our obligation to accept for payment Shares under the Offer; or

•	by Georgia-Pacific, if Offer has terminated or expired without acceptance for payment of Shares, in a circumstance in which Georgia-Pacific is not in material breach of the Merger Agreement that has been the cause of, or resulted in, the failure of the acceptance for payment of Shares;

and, prior to such termination, an Acquisition Proposal has been received by Georgia-Pacific or publicly announced and concurrently with, or within 12 months following such termination, a Third Party Acquisition Event (or a series of related or unrelated transactions that, in aggregate, would constitute a Third Party Acquisition Event) occurs, then Georgia-Pacific will pay to Koch Industries a termination fee of $370 million (the “Termination Fee”) promptly, but in no event later than two business days after the date of the Third Party Acquisition Event, less the amount of any Parent Expenses (as defined below) previously paid, if any. If the Merger Agreement is terminated pursuant to the first, third or fourth bullet points of this paragraph, in addition to the requirements described in the immediately preceding sentence, the Termination Fee is payable only if the Third Party Acquisition Event that occurred within the relevant 12-month period results or would result in holders of Shares receiving aggregate consideration per Share with a value greater than or equal to the $48.00 after subtracting dividends or distributions paid or made during such period (excluding Georgia-Pacific’s regular quarterly cash dividends) and taking into account any stock splits, dividends or adjustments, based, in the case of non-cash consideration, on the average closing price of such consideration on the primary trading market therefor for the 10 trading days immediately prior to the date of the agreement relating to the Third Party Acquisition Event or, if there is no agreement, the completion of the Third Party Acquisition Event, or, if such consideration does not so trade, the fair market value on such date.

If Koch Industries has terminated the Merger Agreement because of any of the following events:

•	either:

•	Georgia-Pacific or its subsidiaries, acting through Georgia-Pacific’s board of directors, any director or executive officer of Georgia-Pacific, or through any other person at the instruction or request of Georgia-Pacific’s board of directors or any director or executive officer of Georgia-Pacific, has intentionally or willfully breached the provisions of the Merger Agreement governing non-solicitation or change in board recommendation and, if permitted, such breach has not been cured; or

•	if any other representative of Georgia-Pacific or its subsidiaries has taken any action in violation of the non-solicitation provisions of the Merger Agreement and Georgia-Pacific has failed to use its reasonable best efforts to cause the representative to cease the activity after receipt of notice thereof by us to Georgia-Pacific and, if the representative fails to cease the activity, terminate the representative for cause;

•	Georgia-Pacific’s board of directors or any committee thereof has made a Company Change in Recommendation or has notified Koch Industries that Georgia-Pacific’s board of directors has received a Superior Proposal and is prepared to enter into a definitive agreement with respect to the Superior Proposal; or

•	by the Recommendation Deadline, Georgia-Pacific’s board of directors has not revoked any disclosure or statement that would have constituted a Company Change in Recommendation absent the provision in the Merger Agreement that permits certain statements after Georgia-Pacific delivers a Notice of Acquisition Proposal and prior to the Recommendation Deadline and reissued and confirmed the Company Recommendation in a manner no less favorable to us than the original Company Recommendation;

then Georgia-Pacific will pay the Termination Fee to Koch Industries promptly, but in no event later than two business days after the date of such termination.

If Georgia-Pacific terminates the Merger Agreement because, prior to the acceptance for payment for Shares in the Offer, Georgia-Pacific’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited bona fide Acquisition Proposal is a Superior Proposal (and after complying with the notice provisions that are conditions to such termination), Georgia-Pacific will pay the Termination Fee to Koch Industries concurrently with the termination of the Merger Agreement.

If Koch Industries terminates the Merger Agreement because of any of the following events:

•	prior to acceptance for payment of Shares pursuant to the Offer, there has been a breach by Georgia-Pacific of the Merger Agreement, that would result in any condition described in Section 14—“Certain Conditions of the Offer” not being satisfied, in a circumstance in which the breach is not capable of being cured or the condition is not capable of being satisfied within 20 business days after the receipt of notice thereof by Georgia-Pacific from us;

•	prior to acceptance for payment of Shares pursuant to the Offer, any facts, changes, events, developments or circumstances have occurred, arisen, come into existence or become known which, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect, in a circumstance in which the Company Material Adverse Effect is not reasonably capable of being cured or is not cured within 20 business days of notice thereof by us to Georgia-Pacific; or

•	at any time prior to acceptance for payment of Shares pursuant to the Offer, any person other than us has become the beneficial owner of more than 25% of the outstanding Shares;

then Georgia-Pacific will pay to Koch Industries promptly and no later than two business days after receipt of a statement therefor, an amount equal to our reasonable documented out-of-pocket expenses in connection with the negotiation, execution and delivery of the Merger Agreement (including due diligence), compliance with our obligations under the Merger Agreement and actions taken in furtherance of the consummation of the transactions contemplated by the Merger Agreement, not to exceed $25 million in the aggregate (the “Parent Expenses”).

If Georgia-Pacific terminates the Merger Agreement because of any of the following events:

•	prior to acceptance for payment of Shares in the Offer, there has been a breach by us of the Merger Agreement, which breach has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon our ability to complete the Offer or the Merger, in a circumstance in which the breach is not capable of being cured or the condition is not capable of being satisfied within 20 business days after the receipt of notice thereof by us from Georgia-Pacific; or

•	in a circumstance in which Koch Industries is not at the time also entitled to terminate the Merger Agreement, we have failed to commence the Offer as provided in the Merger Agreement in a circumstance in which Georgia-Pacific is not in material breach of the Merger Agreement that has been the cause of, or resulted in, the failure of the commencement of the Offer;

then Koch Industries will pay to Georgia-Pacific promptly and no later than two business days after receipt of a statement therefor an amount equal to Georgia-Pacific’s reasonable documented out-of-pocket expenses in connection with the negotiation, execution and delivery of the Merger Agreement and actions taken in furtherance of the completion of the transactions contemplated by the Merger Agreement not to exceed $25 million in the aggregate (the “Company Expenses”).

For purpose of this Offer to Purchase and the Merger Agreement, the term “Third Party Acquisition Event” means the entry by Georgia-Pacific and/or its subsidiaries into any definitive agreement or agreements providing for, or the consummation of, an Acquisition Proposal or series of related or unrelated transactions that, in the aggregate, would constitute an Acquisition Proposal. For purposes of this definition, (i) the applicable percentage in the second, third and fourth sub-bullet points of the definition of Acquisition Proposal is deemed to be 50% as opposed to 25%, and (ii) the first sub-bullet point of the definition of Acquisition Proposal is deemed to apply to any merger, consolidation, recapitalization or other direct or indirect business combination involving Georgia-Pacific pursuant to which shareholders of Georgia-Pacific immediately prior to the consummation of such transaction would cease to own directly or indirectly at least 50% of the voting power of the outstanding securities of Georgia-Pacific on a fully diluted basis (or of another person that directly or indirectly would own all or substantially all the assets of Georgia-Pacific and its subsidiaries, taken as a whole) immediately following such transaction in the same proportion as they owned prior to the consummation of such transaction. The Merger Agreement clarifies that, if Georgia-Pacific’s shareholders would own directly or indirectly at least 50% of the voting power of the outstanding securities of an entity that owns substantially all of the assets of Georgia-Pacific and its subsidiaries, taken as a whole, immediately following such transaction in the same proportion as they owned prior to the consummation of such transaction, the second, third and fourth sub-bullet points of the definition of “Acquisition Proposal” would be deemed not to apply to such transaction.

The Termination Fee, the Parent Expenses and the Company Expenses, as applicable, are required to be paid by wire transfer of immediately available funds to an account designated in writing by the recipient thereof. Georgia-Pacific is not obligated to pay the Termination Fee on more than one occasion. Except as described in the immediately succeeding paragraph, Georgia-Pacific’s aggregate liability for Parent Expenses will not exceed $25 million and Koch Industries’ aggregate liability for Company Expenses will not exceed $25 million. Except to the extent required by applicable law, neither Georgia-Pacific or Koch Industries will withhold any taxes on any payment under these provisions.

Koch Industries, the Purchaser and Georgia-Pacific acknowledge that the agreements relating to the effects of termination are an integral part of the transactions contemplated by the Merger Agreement and (i) if Koch Industries fails to pay the Company Expenses and Georgia-Pacific commences a suit which results in a judgment against Koch Industries for the Company Expenses, Koch Industries will pay Georgia-Pacific’s costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit or (ii) if Georgia-Pacific fails to pay the Termination Fee and/or the Parent Expenses and we or Koch Industries commences a suit which results in a judgment against Georgia-Pacific for the Termination Fee and/or the Parent Expenses, Georgia-Pacific will pay our and Koch Industries’ costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit.

Fees and Expenses.    Except as expressly set forth in the Merger Agreement, all fees, costs and expenses incurred in connection with the Merger Agreement, the Offer and the Merger will be paid by the party incurring such fees, costs and expenses.

Confidentiality Agreement

The following summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Shareholders and other interested parties should read the Confidentiality Agreement in its entirety for a more complete description of the provisions summarized below.

Koch Industries and Georgia-Pacific entered into a Confidentiality Agreement on October 12, 2005. The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Koch Industries agreed, subject to certain exceptions, to keep confidential all oral and written information, including information in documentary, handwritten, electronic form, or any other form that is either furnished by Georgia-Pacific or its affiliates to Koch Industries or any of its representatives, or prepared by Koch Industries or its representatives, in connection with Koch Industries’ evaluation of a possible purchase of certain stock or assets of Georgia-Pacific or furnished by Georgia-Pacific in regard to the Koch Cellulose transaction as described in Section 9—“Certain Information Concerning Koch Industries and the Purchaser.” Koch Industries agreed not disclose such confidential information without the prior written consent of Georgia-Pacific or its affiliates. Koch Industries further agreed to transmit such confidential information to its representatives only to the extent that such representatives need to know the information for the purpose of evaluating the possible purchase of certain stock or assets of Georgia-Pacific and agreed to be bound by the terms of the Confidentiality Agreement. In the event the contemplated transaction is not consummated between Koch Industries and Georgia-Pacific, Koch Industries is required to return or destroy all confidential information disclosed under the Confidentiality Agreement upon Georgia-Pacific’s request.

14.    Certain Conditions of the Offer

Notwithstanding any other provisions of the Offer, in addition to (and not in limitation of) the Purchaser’s right to extend and amend the Offer at any time in its sole discretion subject to the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, the Purchaser will not be required to accept for payment or pay for any validly tendered Shares unless the Minimum Condition has been satisfied. Furthermore, notwithstanding any other provisions of the Offer, subject to the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we will not be required to accept for payment or pay for any validly tendered shares if:

•	any applicable waiting period under the HSR Act has not expired or terminated prior to the termination or expiration of the Offer;

•	the European Commission has not issued a decision pursuant to Article 6(1)(a) or Article 6(1)(b) of the EC Merger Regulation declaring the transactions contemplated by the Merger Agreement to be compatible with the Common Market (or compatibility being deemed under Article 10(6) of the EC Merger Regulation);

•	the applicable waiting period under Section 123 of the Canadian Competition Act has not expired and the Commissioner of Competition has not issued either (i) an Advance Ruling Certificate to the Purchaser under Section 102 of the Canadian Competition Act, or (ii) a no-action letter advising the Purchaser that the Commissioner of Competition does not intend to make an application under Section 92 of the Canadian Competition Act with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Canadian Condition”);

•	any applicable waiting period (including any extensions thereof) under the Turkish Competition Law has not expired or the Competition Board of Turkey has not adopted a decision approving the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Turkish Condition”);

•	any of the following events has occurred:

•	there is pending any suit, action or proceeding by any governmental entity against us, Koch Industries, Georgia-Pacific or any of its subsidiaries that is:

•	seeking to prohibit or impose any material limitations on the ownership or operation by Koch Industries, the Purchaser, Georgia-Pacific or its subsidiaries of all or a material portion of their businesses or assets, taken as a whole, or to compel Koch Industries or the Purchaser or their respective subsidiaries and affiliates to dispose of, license or hold separate any material portion of the business or assets of Georgia-Pacific or Koch Industries and their respective subsidiaries, in each case taken as a whole;

•	seeking to restrain or prohibit the making or consummation of the Offer or the Merger;

•	seeking to obtain from Georgia-Pacific, Koch Industries or the Purchaser, and reasonably likely to result in, damages in connection with the consummation of the Offer or the Merger that would have, individually or in the aggregate, a Company Material Adverse Effect or, if the suit, action or proceeding relates to the Offer or the Merger, a material adverse effect on Koch Industries and its subsidiaries, taken as a whole;

•	seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase the Shares pursuant to the Offer or the Merger; or

•	seeking to impose material limitations on the ability of the Purchaser or Koch Industries effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased or owned by them on all matters properly presented to Georgia-Pacific’s shareholders;

•	there is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental entity to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under HSR Act, the EC Merger Regulation or the antitrust, merger control or competition laws of Canada or Turkey, that results in any of the consequences referred to in the five sub-paragraphs of the immediately preceding sub-bullet point (the conditions specified in this sub-bullet point and the immediately preceding sub-bullet point, to the extent related to antitrust or competition law matters, together with the HSR Condition, the EC Condition, the Canadian Condition and the Turkish Condition, are referred to as the “Antitrust Conditions” and the conditions specified in this sub-bullet point and the immediately preceding sub-bullet point (without limitation as to subject matter), together with the HSR Condition, the EC Condition, the Canadian Condition and the Turkish Condition, are referred to as the “Regulatory Conditions”);

•	any of the representations and warranties of Georgia-Pacific contained in Section 3.2 (relating to its capitalization) (other than Section 3.2(c), which relates to certain information regarding Georgia-Pacific options and restricted stock), Section 3.3 (relating to authorization, validity and corporate action regarding the Merger Agreement), Section 3.4 (relating to Georgia-Pacific board approvals), Section 3.8(b)(i) (relating to the absence of a Company Material Adverse Effect) and Section 3.24 (relating to state takeover statutes) of the Merger Agreement are not true in all material respects as of the date of determination, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time);

•	except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any of the representations and warranties of Georgia-Pacific contained in the Merger Agreement, other than representations and warranties referenced in the immediately preceding sub-bullet point, are not true and correct (without giving effect to any references to Company Material Adverse Effect contained in the representations and warranties) as of the date of determination, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date, without giving effect to any references to Company Material Adverse Effect contained in the representations and warranties);

•	since the date of the Merger Agreement, any facts, changes, events, developments or circumstances have occurred, arisen or come into existence or become known to Georgia-Pacific, Koch Industries or the Purchaser, which have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	Georgia-Pacific has breached or failed, in any material respect, to perform or to comply with any agreement or covenant of Georgia-Pacific contained in, Section 5.1 (relating to the operations of Georgia-Pacific’s business) (other than the first sentence thereof, which relates to conduct of business in the ordinary course), Section 6.1(a) (relating to cooperation and efforts to complete the Offer and the Merger) Section 6.7 (relating to state takeover laws) and Section 6.10 (relating to Georgia-Pacific’s domestic reinvestment plan), and such breach or failure shall not have been cured;

•	Georgia-Pacific has breached or failed to perform or comply with any agreements or covenants of Georgia-Pacific contained in the Merger Agreement, other than the agreements and covenants referenced in the immediately preceding sub-bullet point, and such breaches or failures have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	the Purchaser has failed to receive a certificate executed by the Chief Executive Officer and the Chief Financial Officer of Georgia-Pacific, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in the immediately preceding five sub-bullet points have not been satisfied; or

•	the Merger Agreement has been terminated in accordance with its terms.

Except for the Minimum Condition, the HSR Condition and the EC Condition, which may not be waived without the prior written consent of Georgia-Pacific, the foregoing conditions are for our benefit, may be asserted by us regardless of the circumstances giving rise to such condition, and may be waived by us in whole or in part from time to time at any time prior to the Expiration Date or, with respect to conditions relating to regulatory approvals, prior to the payment for any Shares pursuant to the Offer, and in our reasonable discretion, subject in each case to the terms of the Merger Agreement. Any reference to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.    Certain Legal Matters

Except as described in this Section 15—“Certain Legal Matters,” based on information provided by Georgia-Pacific, none of Georgia-Pacific, the Purchaser or Koch Industries is aware of any license or regulatory permit that appears to be material to the business of Georgia-Pacific that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “—State Takeover Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Georgia-Pacific’s business or that certain parts of Georgia-Pacific’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14—“Certain Conditions of the Offer.”

State Takeover Statutes.    Georgia-Pacific is incorporated under the laws of the State of Georgia. Georgia-Pacific has elected in its bylaws to be subject to Sections 14-2-1131 through 14-2-1133 (the “Business Combination Provisions”) and Sections 14-2-1110 through 14-2-1113 (the “Fair Price Provisions”) of the GBCC. In general, the Business Combination Provisions prevent an “interested shareholder” (which includes a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of a corporation) from engaging in a “business combination” (defined as a variety of transactions, including mergers) with a Georgia corporation for a period of five years following the time such person became an interested shareholder. However, this prohibition does not apply if before the time that such person became an interested shareholder, the “business combination” or the transaction that resulted in such person becoming an interested shareholder is approved by the board of directors of the corporation. In addition, the Fair Price Provisions provide that a business combination with an interested shareholder must meet specified fair pricing criteria and certain other tests unless the business combination is unanimously approved by the directors of the corporation that are not affiliated or otherwise associated with the interested shareholder, provided that there are at least three such directors. Georgia-Pacific’s board of directors has unanimously approved the Offer, the Merger Agreement and the Merger, including specific approvals for purposes of the Business Combination Provisions and the Fair Price Provisions. Accordingly, we believe that the substantive restrictions of the Business Combination Provisions or the Fair Price Provisions will not apply to the Offer and the Merger. The foregoing description of Sections 14-2-1131 through 14-2-1133 and Sections 14-2-1110 through 14-2-1113 of the GBCC does not purport to be complete and is qualified in its entirety by reference to the provisions of Sections 14-2-1131 through 14-2-1133 and Sections 14-2-1110 through 14-2-1113 of the GBCC.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions and the Fair Price Provisions. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered.

Antitrust Matters.

The United States.    The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

On November 16, 2005, each of Koch Industries and Georgia-Pacific filed a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act in connection with the purchase of the Shares in the Offer and the Merger with the Antitrust Division and the FTC. The filings will be subject to a 15-day initial waiting period, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer and the Merger will expire at 11:59 p.m., New York City time, on December 1, 2005, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Koch Industries or Georgia-Pacific. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Koch Industries and Georgia-Pacific with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Koch Industries. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. We are not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14—“Certain Conditions of the Offer.”

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deems or deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Koch Industries or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Certain Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

The European Union.    Under Article 7(1) of the EC Merger Regulation, a concentration generally may not be completed before it is notified to the European Commission and it has been declared not to fall within the scope of the EC Merger Regulation under Article 6(1)(a) or it has been declared to be compatible with the Common Market pursuant to a decision under Article 6(1)(b), Article 8(1) or Article 8(2) or on the basis of a presumption according to Article 10(6). Under Article 7(2), a public bid that has been notified to the European Commission may be implemented, provided that (a) the concentration is notified without delay and (b) the acquirer does not exercise the voting rights attached to the securities in question until the conditions of Article 7(1) are satisfied or the acquirer exercises such rights only to maintain the full value of those investments, and on the basis of a derogation granted by the European Commission. The purchase of the Shares in the Offer falls under the definition of a notifiable concentration according to the EC Merger Regulation.

Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is 25 working days, which may be extended by 10 working days if the parties offer remedial undertakings during the initial 20 working days of the Phase I period. If the European Commission has serious doubts whether a notified transaction is compatible with the Common Market, it may initiate Phase II proceedings, which last an additional 90 to 125 working days.

The European Commission frequently scrutinizes under the EC Merger Regulation transactions such as the proposed acquisition of Georgia-Pacific in the Offer. The European Commission could take enforcement action under the EC Merger Regulation, including declaring that the concentration is incompatible with the Common Market or seeking the divestiture of Shares acquired by the parties or the divestiture of substantial assets of Georgia-Pacific or its subsidiaries or other forms of commitments by the parties. There can be no assurance that a challenge to the Offer on competition grounds will not be made by the Commission, or, if such a challenge is made, of the result thereof.

Canada.    The Competition Act (Canada) requires a pre-merger notification to the Commissioner of Competition (the “Commissioner”) for transactions that exceed certain financial thresholds and, in case of the acquisition of voting shares of a corporation, that exceed an additional threshold relating to the percentage of voting shares to which the person acquiring the interest is entitled.

If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. The parties to the transaction may choose to file either a short form (which has a 14 day waiting period) or a long form (which has a 42 day waiting period), but, if the parties file a short form, the Commissioner may, within 14 days, require a long form, in which case the proposed transaction generally may not be completed until 42 days after the parties file a long form. Alternatively, where the Commissioner is satisfied by the parties to a proposed transaction that there would not be sufficient grounds on which to challenge the transaction before the Competition Tribunal (the “Tribunal”), and the parties have requested it, the Commissioner may issue an advance ruling certificate (an “ARC”), which exempts the transaction from the statutory notification requirements. If the Commissioner declines to issue an ARC, the Commissioner may nevertheless issue a no-action letter confirming that there are not sufficient grounds upon which to apply to the Tribunal for an order in respect of the transaction, and exempt the transaction from the statutory notification requirements on the basis that the information provided in support of the request for an ARC is substantially similar to that which is required under the notification provisions of the Canada Competition Act.

The Commissioner’s review of a transaction may take longer than the statutory waiting period, depending upon whether the transaction is classified by the Commissioner as non-complex, complex or very complex. Transactions designated as complex or very complex typically require a longer review period than the statutory waiting periods.

Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Canada Competition Act, with respect to a “merger” (as defined in the Canada Competition Act) and, if the Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of the assets or shares involved.

The transactions contemplated by the Offer and the Merger Agreement require pre-merger notification to the Commissioner and would be a “merger” for the purposes of the merger provisions of the Canada Competition Act. On November 14, 2005, the parties submitted a request that the Commissioner issue an ARC or, in the alternative, a no action letter. The parties may also make a short-form pre-merger notification filing.

We do not believe that any action, other than the pre-merger notification filing, is required in connection with the Offer and the Merger Agreement under the Canada Competition Act or that the Commissioner would have grounds to apply to the Tribunal for an order of the type referred to above. Nevertheless, there can be no assurance that a challenge to the Offer and the Merger Agreement on Canadian competition law grounds will not be made or, if such challenge is made, of the results.

Turkey.    Under provisions of the Law on Competition, No. 4054 dated 7 December 1994, the Competition Board Communiqué No. 1997/1, as amended, and further relevant Turkish merger control law, a transaction generally may not be completed before it is notified to the Competition Board of Turkey and has been declared compatible with effective competition by the Competition Board. The purchase of the Shares in the Offer falls under the definition of a notifiable concentration according to the Law on Competition, No. 4054 dated 7 December 1994 and the Competition Board Communiqué No. 1997/1, as amended.

Under the provisions of the Law on Competition, No. 4054 dated 7 December 1994 and the Competition Board Communiqué No. 1997/1, as of the date the Competition Board is notified of a transaction, the Board has to preliminarily examine the transaction within 15 days. Where the Board does not respond to or take any other action, the transaction may take effect 30 days after the date of notification. We notified the Competition Board of the Offer and the Merger, and provided the requisite merger submission to the Competition Board, on November 16, 2005. The statutory waiting period in Turkey is 30 calendar days, starting from the date on which a complete merger submission is filed with the Competition Board, which would mean that the statutory waiting period could expire as early as December 16, 2005. However, we have been advised by Turkish counsel that the representatives of the Competition Board frequently request additional information during the initial 15 day preliminary review period and, as a result, may not deem the merger submission to be complete as of the date first filed. In this case, the 30 calendar day review period would be extended until such time as the merger submission is deemed to be complete. For this reason, we can provide no assurance as to the period of time required to obtain the requisite competition law approval in Turkey.

The Competition Board frequently scrutinizes under the Turkish merger control legislation transactions such as the proposed acquisition of Georgia-Pacific under the Offer. The Competition Board could take enforcement action under the Turkish merger control legislation, including declaring that the concentration is incompatible with effective competition or seeking the divestiture of Shares acquired by the parties or the divestiture of substantial assets of Georgia-Pacific or its subsidiaries or other forms of commitments by the parties. There can be no assurance that a challenge to the Offer on competition grounds will not be made by the Competition Board, or, if such a challenge is made, of the result thereof.

Other Foreign Jurisdictions.     The Merger was notified in Mexico on November 16, 2005, and filings will also be made in Brazil and Argentina. It may be necessary to make additional filings relating to the acquisition of the Shares in the Offer or the Merger with governmental entities in other foreign jurisdictions. We are reviewing whether any such filings are required in connection with the Offer or the Merger and intend to make such filings promptly to the extent required. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds, if such challenge is made, of the results thereof.

16.    Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

Citigroup has acted as financial advisor to Koch Industries in connection with this transaction and is acting as Dealer Manager in connection with the Offer. Koch Industries has agreed to pay Citigroup customary compensation for its services and will reimburse Citigroup for its reasonable out of pocket expenses incurred in connection with its engagement as financial advisor and Dealer Manager. Koch Industries has also agreed to indemnify Citigroup and related persons against certain liabilities and expenses in connection with its engagement as financial advisor and Dealer Manager, including certain liabilities and expenses under the federal securities laws.

The Purchaser has retained Mellon Investor Services LLC to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser has retained Georgeson Shareholder Communications Inc. to act as the Information Agent in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.    Legal Proceedings

On November 16, 2005, Mr. Stewart Simon and Mr. Jeffrey Simon, each a purported holder of Shares, filed a class action complaint in the Superior Court of Fulton County in the State of Georgia, purportedly on behalf of themselves and all other shareholders of Georgia-Pacific, against Georgia-Pacific and the members of its board of directors. The complaint alleges, among other things, that the members of Georgia-Pacific’s board of directors breached their fiduciary and other common law duties to shareholders in connection with the transactions contemplated by the Merger Agreement. The complaint seeks certification as a class action, injunctive relief against the Offer and the Merger and, among other things, unspecified compensatory damages and an unspecified amount for costs and disbursements, including reasonable allowances for fees of plaintiffs’ counsel and reimbursement of expenses. Georgia-Pacific has advised us that it believes that the complaint is without merit and intends to vigorously defend the action. Neither the Purchaser nor Koch Industries was named as a party in the complaint. This summary and description of the complaint are qualified in their entirety by reference to the complaint, which has been filed as Exhibit (d)(3) to this Statement and is hereby incorporated herein by reference.

18.    Miscellaneous

We are making the Offer to all holders of Shares other than Georgia-Pacific. We are not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by Citigroup or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Georgia-Pacific has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Georgia-Pacific” and Section 9—“Certain Information Concerning Koch Industries and the Purchaser.”

Koch Forest Products, Inc.

November 17, 2005

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

KOCH INDUSTRIES AND THE PURCHASER

The names of the directors and executive officers of Koch Industries, Inc. and Koch Forest Products, Inc. and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed or held such position for a period in excess of five years. Except for Mr. Mawer, who is a citizen of the United Kingdom, each individual is a citizen of the United States, and his business address is 4111 East 37th Street North, Wichita, Kansas 67220.

Koch Industries, Inc.

Name	Position
Charles G. Koch	Chairman of the Board, Chief Executive Officer and Director
E. Pierce Marshall	Director
Sterling V. Varner	Director
Joseph W. Moeller	President - Chief Operating Officer and Director
David H. Koch	Executive Vice President and Director
B.R. Caffey	Executive Vice President and Director
Richard H. Fink	Executive Vice President and Director
Jeffrey N. Gentry	Executive Vice President and Director
David L. Robertson	Executive Vice President and Director
Steven J. Feilmeier	Senior Vice President - Chief Financial Officer
John C. Pittenger	Senior Vice President - Corporate Strategy
Samir A. Soliman	Senior Vice President - Capital Markets
Robert J. Witte	Senior Vice President - Materials
Randall A. Bushman	Vice President - Financial Services
Tye G. Darland	Vice President, General Counsel - Corporate/Commercial and Secretary
Dale W. Gibbens	Vice President - Human Resources
Mark V. Holden	Vice President, General Counsel - Litigation/Compliance
Mark E. Humphrey	Vice President - Tax
Stephen P. Mawer	Vice President - Supply & Trading
Ronald D. Vaupel	Vice President - Business Development

Mr. Charles Koch has been Chairman of the Board and Chief Executive Officer of Koch Industries since November 1967, as well as a Director of Koch Industries since March 1962. Mr. Koch began his career with Koch Industries in 1961.

Mr. Marshall has been a Director of Koch Industries since June 1983. Since 1995, he has been the Chairman, Chief Executive Officer and President of Trof, Inc., a private investment company.

Mr. Varner has been a Director of Koch Industries since November 1967. He served as Vice Chairman of Koch Industries from December 1987 to December 1989 and President of Koch Industries from December 1974 to December 1987. Mr. Varner began his career with Koch Industries in 1945.

Mr. Moeller has been President - Chief Operating Officer of Koch Industries since August 1999 and a Director of Koch Industries since November 1987. Mr. Moeller began his career with Koch Industries in 1966.

Mr. David Koch has been an Executive Vice President of Koch Industries since March 1981 and a Director of Koch Industries since November 1967. Mr. Koch began his career with Koch Industries in 1970.

Mr. Caffey has been an Executive Vice President and a Director of Koch Industries since March 1997. Mr. Caffey began his career with Koch Industries in 1973.

Dr. Fink has been an Executive Vice President and a Director of Koch Industries since March 1997. Dr. Fink began his career with Koch Industries in 1990.

Mr. Gentry has been an Executive Vice President and a Director of Koch Industries since March 2005. Before that, he served as Senior Vice President - Minerals of Koch Industries from January 2002 to March 2005 and Vice President - Minerals of Koch Industries from May 1999 to January 2002. Mr. Gentry began his career with Koch Industries in 1983.

Mr. Robertson has been Executive Vice President and a Director of Koch Industries since March 2005. Before that, he was the President of FHR/GP, LLC from January 2000 to May 2005 and President and Chief Executive Officer of Flint Hills Resources, LLC from January 2002 to March 2005, both subsidiaries of Koch Industries. Mr. Robertson also served as Vice President - Petroleum of Koch Industries from March 2000 to December 2000. Mr. Robertson began his career with Koch Industries in 1984.

Mr. Feilmeier has been Senior Vice President - Chief Financial Officer of Koch Industries since May 2002. Before that, he was Vice President - Tax, Accounting and Finance of Koch Industries from January 2001 to May 2002. Mr. Feilmeier served as Vice President and Controller of KoSa B.V., a subsidiary of Koch Industries, from December 1998 to January 2001. Mr. Feilmeier began his career with Koch Industries in 1997.

Mr. Pittenger has been Senior Vice President - Corporate Strategy of Koch Industries since May 2002. Before that, he served as Senior Vice President - Strategy and Development of Koch Industries from August 2001 to May 2002, Senior Vice President - Ventures of Koch Industries from January 2001 to August 2001 and Vice President - Ventures of Koch Industries from March 1998 to December 2000. Mr. Pittenger began his career with Koch Industries in 1991.

Mr. Soliman has been Senior Vice President - Capital Markets of Koch Industries since May 2002. Before that, he served as Senior Vice President - Chief Financial Officer of Koch Industries from January 2001 to May 2002 and Vice President - Strategy & Corporate Development of Koch Industries from January 2000 to January 2001. Mr. Soliman began his career with Koch Industries in 1989.

Mr. Witte has been Senior Vice President - Materials of Koch Industries since January 2002. Before that, he served as Vice President - Materials of Koch Industries from May 1999 to January 2002. Mr. Witte began his career with Koch Industries in 1978.

Mr. Bushman has been Vice President - Financial Services of Koch Industries since December 2003. Since December 1999, he has also served as President of Koch Financial Corporation, a subsidiary of Koch Industries. Mr. Bushman began his career with Koch Industries in 1994.

Mr. Darland has been Vice President, General Counsel - Corporate/Commercial of Koch Industries since December 2004 and Secretary of Koch Industries since December 2003. Before that, he served as General Counsel - Corporate/Commercial of Koch Industries from December 2003 to December 2004, Associate General Counsel - Corporate/Commercial of Koch Industries from September 2001 to December 2003 and Assistant General Counsel of Koch Industries from April 2000 to September 2001. Mr. Darland began his career with Koch Industries in 1993.

Mr. Gibbens has been Vice President - Human Resources of Koch Industries since December 2003. Before that, he served as Director of Human Resources of Koch Industries from February 2001 to December 2003 and Director of Human Resources - Business Groups of Koch Industries from August 1999 to February 2001. He began his career with Koch Industries in 1982.

Mr. Holden has been Vice President, General Counsel - Litigation/Compliance of Koch Industries since December 2004. Before that, he served as General Counsel - Litigation/Compliance of Koch Industries from December 2003 to December 2004, Associate General Counsel - Litigation/Compliance of Koch Industries from September 2001 to December 2003 and Assistant General Counsel of Koch Industries from April 2000 to September 2001. Mr. Holden began his career with Koch Industries in June 1995.

Mr. Humphrey has been Vice President - Tax of Koch Industries since December 2003. Before that, he served as Director of Tax of Koch Industries from January 2001 to December 2003 and Director of International Taxes of Koch Industries from January 1997 to January 2001. Mr. Humphrey began his career with Koch Industries in 1995.

Mr. Mawer has been Vice President - Supply & Trading of Koch Industries since January 2002. He has also served as President of Koch Supply & Trading, LP, a subsidiary of Koch Industries, since September 2001. From August 1999 to September 2001, Mr. Mawer was the Executive Vice President - Oil Trading of Koch Petroleum Group, a subsidiary of Koch Industries. Mr. Mawer began his career with Koch Industries in March 1997.

Mr. Vaupel has been Vice President - Business Development of Koch Industries since May 2002. Before that, he served as President of Koch Hydrocarbon, LP, a subsidiary of Koch Industries, from March 2000 to May 2002. Mr. Vaupel began his career with Koch Industries in June 1983.

Koch Forest Products, Inc.

Name	Position
Jeffrey N. Gentry	President
Steven J. Feilmeier	Vice President
Tye G. Darland	Secretary

Mr. Gentry is the President of the Purchaser. Mr. Gentry has been an Executive Vice President and a Director of Koch Industries since March 2005. Before that, he served as Senior Vice President - Minerals of Koch Industries from January 2002 to March 2005 and Vice President - Minerals of Koch Industries from May 1999 to January 2002. Mr. Gentry began his career with Koch Industries in 1983.

Mr. Feilmeier is the Vice President of the Purchaser. Mr. Feilmeier has been Senior Vice President - Chief Financial Officer of Koch Industries since May 2002. Before that, he was Vice President - Tax, Accounting and Finance of Koch Industries from January 2001 to May 2002. Mr. Feilmeier served as Vice President and Controller of KoSa B.V., a subsidiary of Koch Industries, from December 1998 to January 2001. Mr. Feilmeier began his career with Koch Industries in 1997.

Mr. Darland is the Secretary of the Purchaser. Mr. Darland has been Vice President, General Counsel - Corporate/Commercial of Koch Industries since December 2004 and Secretary of Koch Industries since December 2003. Before that, he served as General Counsel - Corporate/Commercial of Koch Industries from December 2003 to December 2004, Associate General Counsel - Corporate/Commercial of Koch Industries from September 2001 to December 2003 and Assistant General Counsel of Koch Industries from April 2000 to September 2001. Mr. Darland began his career with Koch Industries in 1993.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of Georgia-Pacific or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

Mellon Investor Services LLC

By Hand Delivery: 120 Broadway, 13th Floor New York, New York 10271 Attn: Reorganization Dept.	By Overnight Delivery: 480 Washington Blvd. Mail Drop-Reorg Jersey City, New Jersey 07310 Attn: Reorganization Dept.	By Mail: P.O. Box 3301 South Hackensack, New Jersey 07606 Attn: Reorganization Dept.

By Facsimile Transmission (For Eligible Institutions Only): Facsimile Transmission (201) 680-4626	To Confirm Facsimile Transmissions (For Eligible Institutions Only): Confirm Receipt of Facsimile By Telephone: (201) 680-4860

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor New York, NY 10004 Banks and Brokers call: (212) 440-9800- All others call toll free: (888) 867-6856-

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Call toll free: (800) 956-2133